SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 9, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Quarterly Report 4Q09, which appears immediately following this page.

quarterly report
4Q09

1 | UBS Group
2 | UBS business divisions and Corporate Center
3 | Risk and treasury management
4 | Financial information

UBS key figures

	For the quarter ended			Year end
CHF million, except where indicated	31.12.09	30.9.09	31.12.08	31.12.09	31.12.08

Group results

Operating income	6,095	5,766	(4,696)	22,601	796

Operating expenses	5,183	6,359	6,562	25,162	28,555

Operating profit before tax (from continuing and discontinued operations)	888	(593)	(11,239)	(2,569)	(27,560)

Net profit attributable to UBS shareholders	1,205	(564)	(9,563)	(2,736)	(21,292)

Diluted earnings per share (CHF)[1]	0.31	(0.15)	(2.99)	(0.75)	(7.63)

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)				(7.8)	(58.7)

Return on risk-weighted assets, gross (%)				9.9	1.2

Return on assets, gross (%)				1.5	0.2

Growth

Net profit growth (%)[3]	N/A	N/A	N/A	N/A	N/A

Net new money (CHF billion)[4]	(56.2)	(36.7)	(85.8)	(147.3)	(226.0)

Efficiency

Cost/income ratio (%)	83.9	106.1	N/A	103.0	753.0

	As of
CHF million, except where indicated	31.12.09	30.9.09	31.12.08

Capital strength

BIS tier 1 ratio (%)[5]	15.4	15.0	11.0

FINMA leverage ratio (%)[5]	3.93	3.51	2.45

Balance sheet and capital management

Total assets	1,340,538	1,476,053	2,014,815

Equity attributable to UBS shareholders	41,013	39,536	32,531

BIS total ratio (%)[5]	19.8	19.4	15.0

BIS risk-weighted assets[5]	206,525	210,763	302,273

BIS tier 1 capital[5]	31,798	31,583	33,154

Additional information

Invested assets (CHF billion)	2,233	2,258	2,174

Personnel (full-time equivalents)	65,233	69,023	77,783

Market capitalization[6]	57,108	67,497	43,519

Long-term ratings

Fitch, London	A+	A+	A+

Moody’s, New York	Aa3	Aa2	Aa2

Standard & Poor’s, New York	A+	A+	A+

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report.   2 For the definitions of UBS’s key performance indicators refer to the “Key performance indicators” section on page 11 of UBS’s financial report for first quarter 2009.   3 Not meaningful if either the current period or the comparison period is a loss period.   4 Excludes interest and dividend income.   5 Refer to the “Capital management” section of this report.   6 Refer to the “UBS registered shares” section of this report.

UBS and its businesses

UBS is a client-focused financial services firm that offers a combination of wealth management, asset management and investment banking services on a global and regional basis. By delivering a full range of advice, products and services to its private, corporate and institutional clients, UBS aims to generate sustainable earnings, create value for its shareholders, and be economically profitable in every segment, market and business in which it operates. Under Swiss company law, UBS is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

Wealth Management & Swiss Bank
Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. UBS provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. UBS has a leading position across all client segments in Switzerland.

Wealth Management Americas
Wealth Management Americas provides advice-based relationships through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of high net worth and ultra high net worth individuals and families. It includes the former Wealth Management US business unit, as well as the domestic Canadian business and the international business booked in the United States.

Global Asset Management
Global Asset Management is a large-scale asset manager with well diversified businesses across regions, capabilities and distribution channels. It offers investment capabilities and investment styles across all major traditional and alternative asset classes. These include equities, fixed income, currency, hedge fund, real estate, infrastructure and private equity investment capabilities that can also be combined in multi-asset strategies.

Investment Bank
The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and precious metals. It also provides advisory services and access to the world’s capital markets for corporate, institutional, intermediary and alternative asset management clients.

Corporate Center
The Corporate Center seeks to ensure that the business divisions operate as a coherent and effective whole by providing and managing support and control functions for the business divisions and the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of foreign currencies, communication and branding, human resources, information technology, real estate, procurement and service centers.

Contents

2	Letter to shareholders
6	Corporate calendar and information sources

1.	UBS Group

8	Group results

2.	UBS business divisions and Corporate Center

14	Wealth Management & Swiss Bank
16	Wealth Management Americas
18	Global Asset Management
22	Investment Bank
25	Corporate Center

3.	Risk and treasury management

28	Risk management and control
38	Balance sheet
41	Liquidity and funding management
43	Capital management
47	UBS registered shares

4.	Financial information

50	Financial information
55	Notes

Fourth quarter 2009 report

Dear shareholders,

2009 was a transformative year for UBS. The actions we took have created a solid foundation that will support us in rebuilding our reputation, sustainable profitability and shareholder value. We achieved a significant milestone in the fourth quarter by returning to profitability. With substantial change behind us, we have entered 2010 with renewed energy and will focus on executing our strategy in order to further rebuild our profitability.

We entered 2009 at the height of the crisis, and we ended the year well capitalized with a BIS tier 1 ratio of 15.4% compared with 11.0% one year before. Cost and headcount targets that were to be met by the end of 2010 have largely been achieved. Headcount has been reduced by 12,550 personnel and our fixed cost base has been reduced by over CHF 3 billion in the last year. We have substantially reduced risk in the business and reduced our assets and leverage. Risk-weighted assets and our balance sheet are down more than 30% compared with the prior year-end, and our FINMA leverage ratio improved to 3.93% from 2.45% one year earlier.

We achieved positive operating performance across all business divisions. In the fourth quarter, we reported a net profit attributable to shareholders of CHF 1,205 million, compared with a loss of CHF 564 million in the previous quarter. The quarter included reduced own credit charges on financial liabilities designated at fair value, lower variable compensation expenses, and a tax credit that is mainly attributable to the revaluation of deferred tax assets.

Wealth Management & Swiss Bank reported a profit of CHF 1,109 million before tax, an increase of 40% from the previous quarter, due mostly to reduced accruals for variable compensation on a revenue base that was broadly flat. Net new money outflows were disappointing at CHF 33.2 billion compared with CHF 16.7 billion in the third quarter. Invested assets of CHF 22.8 billion were affected by the Italian tax amnesty, of which CHF 14.3 billion were retained within UBS. At the same time, inflows in the Swiss corporate and institutional clients business continued, and we also saw inflows in the Asia Pacific region.

Wealth Management Americas reported a pre-tax profit of CHF 178 million, up from CHF 110 million in the third quarter. This improvement primarily reflects a non-recurring interest income credit, increased fee income, as well as lower variable compensation-related accruals. Outflows of net new money were CHF 12.0 billion compared with CHF 9.9 billion, reflecting limited recruiting of experienced financial advisors which did not offset financial advisor attrition. We remain encouraged as invested assets per financial advisor have increased during the quarter and are amongst the highest in the industry.
Global Asset Management reported a profit of CHF 284 million before tax, up CHF 154 million from the prior quarter, due mostly to lower accruals for variable compensation which more than offset reduced performance fees. Net new money outflows were CHF 11.0 billion compared with CHF 10.0 billion, and were concentrated mainly in money market funds.
The Investment Bank reported a pre-tax profit of CHF 297 million compared with a loss of CHF 1,370 million in the third quarter. While the investment banking department improved its results compared with the previous quarter, the sales and trading activities of the Investment Bank’s equities and fixed income, currencies and commodities businesses were affected by sharp declines in trading and client activity, particularly in the latter part of the quarter, in common with the broader markets. The fourth quarter result included a credit due to changes in the calculation of own credit from prior periods, which led to a reallocation of negative revenues to the Corporate Center from the Investment Bank.
The Corporate Center’s pre-tax result from continuing operations was a loss of CHF 956 million compared with a loss

Fourth quarter 2009 report

of CHF 255 million in the prior quarter. The fourth quarter result was primarily attributable to the abovementioned changes to the calculation of own credit.

Our BIS tier 1 ratio rose to 15.4%, up from 15.0% at the end of September. The balance sheet of the Group was further reduced in the fourth quarter by CHF 136 billion to CHF 1,341 billion, and risk-weighted assets declined slightly to CHF 207 billion, compared with CHF 211 billion in the third quarter.

During the fourth quarter we set a clear strategic direction to build a new UBS. At our Investor Day in November, we outlined our new strategic direction and the targets we have established for ourselves. Our goals are to strengthen our position as a leading global wealth management business, to be a leading client-focused investment bank and to be economically profitable in every segment, market and business in which we operate. We aim to substantially improve our operating performance, building toward our medium-term target of CHF 15 billion in annual profits before tax.

Within the organization, we have also established the vision and values needed to fully transform our business and deliver on our strategic plans. These values focus on strengthening and safeguarding our reputation, fully integrating the bank and ensuring excellence in execution.
Our reputation is our most valuable asset and is ultimately defined by the actions and decisions we make every day.

To safeguard our reputation, we have introduced more disciplined and effective governance processes. We have recently updated our “Code of Business Conduct and Ethics”, which sets out the principles for our employees to follow when dealing with stakeholders. It emphasizes the importance of recognizing personal responsibility for our corporate behavior. Our management team is committed to enforcing these principles.

Integrating the bank is critical to serve our clients comprehensively, to improve sales performance and to drive efficiencies across our businesses. As an example, we have formed a new Investment Products and Services (IPS) unit, which will enable us to meet client needs rapidly and directly, by bringing together experts from the various businesses and extending their knowledge from the development stage through to execution. We will also be aligning our approach across the equities and fixed income, currencies and commodities businesses to improve the flow of information, enhance the relationships we have with our clients, and improve our product delivery capabilities. We are committed to delivering the highest standards of execution to our clients. These guiding principles will be the foundation of our success.

Our efforts to reposition the firm are taking place alongside ongoing regulatory changes. Proposed changes with regard to capital and liquidity adequacy, mitigation of the “too big to fail” issue, financial products regulation, compensation rules or the US “Volcker” proposals may have profound consequences for the industry as a whole. We will maintain flexibility in our business model to adjust to future regulatory changes.

We are continuing to meet our obligations under the settlement with the US Internal Revenue Service (IRS) relating to the John Doe summons proceeding. As a result, the IRS has withdrawn the summons with prejudice with respect to all accounts other than the approximately 4,450 accounts for which the IRS requested information from Switzerland pursuant to the settlement and in accordance with the Swiss-US Double Taxation Treaty (DTT).

On 21 January 2010, the Swiss Federal Administrative Court found that the DTT did not provide a basis for turning over information with respect to one category of the 4,450 accounts. It is important to understand that the agreement to provide information with respect to all other categories of accounts is not affected by this decision. Nor does the Court decision affect the settlement’s requirement that the summons be immediately withdrawn with prejudice as to all remaining accounts covered by it if the IRS receives information on 10,000 UBS accounts from various sources. Among the potential sources are the approximately 15,000 accounts disclosed pursuant to the IRS’s voluntary compliance initiative, although it is not yet clear how many of these are UBS account holders. We are confident that the Swiss and US governments will undertake cooperative discussions, as required by the settlement, to find alternative mechanisms for fulfilling the parties’ obligations, and we are fully supportive of these efforts.

Outlook - In the coming quarters, we expect to see the effects of the progress we have made in improving operating efficiency, reducing risk, and rebuilding and re-focusing our businesses. We are confident that the measures we are taking to address the causes of client asset outflows will be effective, but in the immediate future we still expect to report outflows, with some pressure on margins. The Investment Bank’s results always depend heavily on market vitality, and client activity levels have been high in January. Although we cannot predict how long this attractive trading environment will continue, we expect that the Investment Bank’s performance for 2010 as a whole will improve, in part because its residual risk positions should have a much reduced impact on results.

9 February 2010

Yours sincerely,

Kaspar Villiger	Oswald J. Grübel
Chairman of the Board of Directors	Group Chief Executive Officer

Fourth quarter 2009 report

Corporate calendar and information sources

Corporate calendar

Publication of annual report 2009		Wednesday, 17 March 2010

Annual general meeting		Wednesday, 14 April 2010

Publication of first quarter 2010 results		Tuesday, 4 May 2010

Publication of second quarter 2010 results		Tuesday, 27 July 2010

Contacts

Switchboards

Zurich	+41 44 234 1111	London	+44 20 7568 0000

New York	+1 212 821 3000	Hong Kong	+852 2971 8888

Investor Relations

UBS AG, Investor Relations P.O. Box, CH-8098 Zurich, Switzerland sh-investorrelations@ubs.com www.ubs.com/investors		Zurich	+41 44 234 4100

		New York	+1 212 882 5734

		Fax (Zurich)	+41 44 234 3415

Media Relations

Zurich	+41 44 234 8500	mediarelations@ubs.com

London	+44 20 7567 4714	ubs-media-relations@ubs.com

New York	+1 212 821 3000	mediarelations-ny@ubs.com

Hong Kong	+852 2971 8888	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS AG, Shareholder Services P.O. Box, CH-8098 Zurich, Switzerland sh-shareholder-services@ubs.com		Hotline	+41 44 235 6202

		Fax (Zurich)	+41 44 235 3154

US Transfer Agent

BNY Mellon Shareowner Services 480 Washington Boulevard Jersey City, NJ 07310, USA sh-relations@mellon investor.com www.melloninvestor.com		Calls from the US: +866 541 9689

Calls outside the US: +1 201 680 6578

Fax +1 201 680 4675

Reporting publications

Annual publications: Annual report (SAP no. 80531; English and German). Includes a letter to shareholders and a description of: UBS’s strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk, treasury and capital management at UBS; corporate governance and executive compensation; and financial information, including the financial statements. Review (SAP no. 80530; English, German, French and Italian). This booklet contains key information on UBS’s strategy and financials. Compensation report (SAP no. 2307; English and German). Compensation of senior management and the Board of Directors.

Quarterly publications: Letter to shareholders (English, German, French and Italian). The letter provides a quarterly update from UBS’s executive management on the firm’s strategy and performance. Financial report (SAP no. 80834; English). This report provides a detailed description of UBS’s strategy and performance for the respective quarter.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/ investors/topics in the reporting section. Printed copies can be ordered from the investor services section of the website. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

The Investor Relations website: www.ubs.com/investors. This provides the following information on UBS: financial information (including results-related SEC filings); corporate information; UBS share price charts and data and dividend information; the UBS event calendar; and the latest presentations by management for investors and financial analysts. Available in English and German, with some sections also available in French and Italian.

Results presentations: UBS’s quarterly results presentations are webcast live. A playback of the most recent presentation is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalert website, it is possible to subscribe to receive news alerts about UBS via text message (SMS) or e-mail. Messages are sent in English, German, French and Italian and it is possible to state preferences for the theme of the alerts received.

UBS Group

Management report

Group results

Group results

Income statement
	For the quarter ended			% change from		Year ended
CHF million	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Continuing operations

Interest income	4,681	5,100	11,534	(8)	(59)	23,461	65,679

Interest expense	(2,932)	(3,445)	(9,879)	(15)	(70)	(17,016)	(59,687)

Net interest income	1,749	1,654	1,655	6	6	6,446	5,992

Credit loss (expense)/recovery	(83)	(226)	(2,310)	(63)	(96)	(1,832)	(2,996)

Net interest income after credit loss expense	1,667	1,428	(655)	17		4,614	2,996

Net fee and commission income	4,438	4,530	4,784	(2)	(7)	17,712	22,929

Net trading income	(62)	148	(9,132)		99	(324)	(25,820)

Other income	52	(340)	306		(83)	599	692

Total operating income	6,095	5,766	(4,696)	6		22,601	796

Personnel expenses	3,323	4,678	2,378	(29)	40	16,543	16,262

General and administrative expenses	1,547	1,367	3,723	13	(58)	6,248	10,498

Depreciation of property and equipment	280	231	395	21	(29)	1,048	1,241

Impairment of goodwill	0	0	0			1,123	341

Amortization of intangible assets	33	84	66	(61)	(50)	200	213

Total operating expenses	5,183	6,359	6,562	(18)	(21)	25,162	28,555

Operating profit from continuing operations before tax	912	(593)	(11,258)			(2,561)	(27,758)

Tax expense	(480)	(49)	(1,798)	(880)	73	(443)	(6,837)

Net profit from continuing operations	1,392	(544)	(9,460)			(2,118)	(20,922)

Discontinued operations

Profit from discontinued operations before tax	(25)	0	19			(7)	198

Tax expense	0	0	0			0	1

Net profit from discontinued operations	(25)	0	19			(7)	198

Net profit	1,368	(544)	(9,441)			(2,125)	(20,724)

Net profit attributable to minority interests	163	21	123	676	33	610	568

from continuing operations	162	21	123	671	32	600	520

from discontinued operations	1	0	0			10	48

Net profit attributable to UBS shareholders	1,205	(564)	(9,563)			(2,736)	(21,292)

from continuing operations	1,231	(564)	(9,582)			(2,719)	(21,442)

from discontinued operations	(26)	0	19			(17)	150

Performance by business division

Wealth Management & Swiss Bank	1,109	792	535	40	107	3,910	6,013

Wealth Management Americas	178	110	(444)	62		32	(823)

Global Asset Management	284	130	236	118	20	438	1,333

Investment Bank	297	(1,370)	(8,096)			(6,081)	(34,300)

Corporate Center	(956)	(255)	(3,489)	(275)	73	(860)	19

Operating profit from continuing operations before tax	912	(593)	(11,258)			(2,561)	(27,758)

UBS Group

Results: 4Q09 vs 3Q09

Net profit attributable to UBS shareholders was CHF 1,205 million compared with a net loss of CHF 564 million.

This improvement reflects positive operating performance across all business divisions and included reduced own credit charges, lower accruals for variable compensation, and a tax credit mainly attributable to the revaluation of deferred tax assets.

Operating income: 4Q09 vs 3Q09

Total operating income increased to CHF 6,095 million from CHF 5,766 million.

Net interest income and net trading income
Net interest income before credit losses increased to CHF 1,749 million from CHF 1,654 million. Net trading income was negative CHF 62 million compared with positive CHF 148 million.

Net interest income comprises income from interest margin-based activities (e.g. loans and deposits), as well as income earned as a result of trading activities (e.g. coupon and dividend income). The dividend income component of interest income is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, their total is analyzed below under the relevant business activities.
è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information

     In fourth quarter 2009, UBS reviewed its approach to calculate and book own credit of derivative liabilities and financial liabilities designated at fair value. This led to a real-location of negative revenues from prior periods to the Corporate Center from the Investment Bank. It resulted in a CHF 690 million charge to Net income from treasury activities and other, and a credit of CHF 684 million to Net income from trading businesses.

Net income from trading businesses
Net income from trading businesses was CHF 1,025 million compared with CHF 204 million. Significantly lower losses on own credit on financial liabilities designated at fair value more than offset a reduction in the trading income from the Investment Bank’s fixed income, currencies and commodities (FICC) businesses in a subdued market environment.

The trading results from the FICC business decreased significantly, partially driven by lower levels of client volumes and activity, and by tightening bid-offer spreads. Trading revenues from the Investment Bank’s equities business were up compared with the prior quarter.
The Investment Bank recorded a loss on own credit on financial liabilities designated at fair value of CHF 24 million in net trading income, compared with a loss of CHF 1,436 million in the prior quarter. This change was partially due to the abovementioned change in allocation of revenues from prior periods. The cumulative own credit gain on existing financial liabilities designated at fair value still held as at 31 December 2009, amounted to approximately CHF 0.9 billion. Own credit charges in future periods can exceed the cumulative own credit gain on existing financial liabilities designated at fair value.
è	Refer to “Note 11 Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Net income from interest margin businesses
Net income from interest margin businesses increased 2% to CHF 1,229 million from CHF 1,201 million. Margins on loans and other liabilities were lower in the fourth quarter, but the decrease in related revenues was more than offset by lower funding-related interest charges to Wealth Management & Swiss Bank.

Net interest and trading income
	For the quarter ended			% change from		Year ended
CHF million	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Net interest income	1,749	1,654	1,655	6	6	6,446	5,992

Net trading income	(62)	148	(9,132)		99	(324)	(25,820)

Total net interest and trading income	1,688	1,802	(7,477)	(6)		6,122	(19,828)

Breakdown by businesses

Net income from trading businesses[1]	1,025	204	(5,617)	402		382	(27,203)

Net income from interest margin businesses	1,229	1,201	1,540	2	(20)	5,053	6,160

Net income from treasury activities and other	(566)	398	(3,400)		83	687	1,214

Total net interest and trading income	1,688	1,802	(7,477)	(6)		6,122	(19,828)

1 Includes lending activities of the Investment Bank.

Group results

Net income from treasury activities and other
Net income from treasury activities and other was negative CHF 566 million compared with positive CHF 398 million. This change was mainly due to the abovementioned reallocation of negative revenues in relation to own credit on financial liabilities designated at fair value. Fourth quarter 2009 also included a net gain of CHF 121 million from the revaluation of UBS’s option to acquire the SNB StabFund’s equity. Third quarter 2009 included a loss of CHF 305 million on the mandatory convertible notes (MCNs) issued in December 2008 and converted in August 2009; a CHF 156 million gain following UBS’s decision to replace US dollar financing relating to two of its US dollar entities with Swiss franc financing; gains of CHF 101 million in relation to currency hedging activities; and a net gain of CHF 168 million from the revaluation of UBS’s option to acquire the SNB StabFund’s equity.

è	Refer to “Note 15 Capital increases” in the “Financial information” section of UBS’s financial report for third quarter 2009 for more information on the MCNs conversion

Credit loss expenses
UBS recorded credit loss expenses of CHF 83 million in fourth quarter 2009, compared with CHF 226 million in third quarter 2009.

In the Investment Bank, credit loss expenses in fourth quarter 2009 were CHF 70 million, of which CHF 37 million related to asset-backed securities that were reclassified from Held for trading to Loans and receivables in previous quarters. The remaining credit losses of CHF 33 million related to loans across a number of sectors. The Investment Bank’s credit loss expenses in the third quarter were CHF 243 million, of which CHF 63 million related to reclassified securities.
Wealth Management & Swiss Bank reported net credit loss expenses of CHF 9 million in fourth quarter 2009, compared with net credit recoveries of CHF 16 million in the prior quarter. New provisions for Swiss clients were only partially offset by releases of allowances that were made against lombard loans in prior periods.
è	Refer to the “Risk management and control” section of this report for more information on credit risk

Net fee and commission income
Net fee and commission income was CHF 4,438 million, down 2%, from CHF 4,530 million.
–	Underwriting fees were down 10% at CHF 600 million. Equity underwriting fees decreased 13%, while debt underwriting fees were stable.
–	Mergers and acquisitions and corporate finance fees increased 19% to CHF 241 million, as mergers and acquisitions activities indicated some recovery during the fourth quarter.
–	Net brokerage fees fell 6% to CHF 1,056 million, mainly due to lower fees in the Investment Bank’s cash equities business and lower client transaction volumes in the wealth management businesses.

–	Investment fund fees were up 3% at CHF 1,013 million. The increase was mainly due to higher asset-based fees in Wealth Management & Swiss Bank, Wealth Management Americas and Global Asset Management, and to a lesser extent due to higher sales-based fees.
–	Portfolio management and advisory fees decreased 4% to CHF 1,459 million. The reduction was mainly due to lower performance fees in Global Asset Management.
–	Other commission expenses decreased 4% to CHF 333 million, mainly due to lower commissions paid to distribution partners.
è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income
Other income was positive CHF 52 million compared with negative CHF 340 million in the previous quarter. Fourth quarter 2009 included net gains from the disposal of financial investments available for sale, the sale of UBS’s India Service Centre, and included a net gain from the release of previously deferred foreign exchange gains and losses due to the deconsolidation and liquidation of subsidiaries. This was partially offset by valuation adjustments on units of a property fund held by Wealth Management & Swiss Bank. Third quarter 2009 included a loss of CHF 498 million in relation to the closing of the UBS Pactual sale, and a net gain of CHF 81 million from the release of previously deferred foreign exchange gains and losses due to the deconsolidation and liquidation of subsidiaries.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 4Q09 vs 3Q09

Total operating expenses decreased 18% to CHF 5,183 million from CHF 6,359 million.

Personnel expenses
Personnel expenses were CHF 3,323 million compared with CHF 4,678 million, mainly due to a reduction in variable compensation. This drop reflects a significant lowering of the deferral threshold and increase in the share-based deferral component. This reversed some accruals taken in earlier quarters, including accruals for conditional deferred cash awards granted for 2008, a portion of which will now not be paid. Additionally, personnel expenses were impacted by personnel reductions mainly in the wealth management businesses. Fourth quarter 2009 results do not include a provision for bank payroll tax in the UK.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

UBS Group

General and administrative expenses
At CHF 1,547 million, general and administrative expenses increased by CHF 180 million from CHF 1,367 million. This increase was mainly due to higher legal and restructuring provisions, professional fees, as well as travel and entertainment expenses, and was partly offset by decreased administration and occupancy costs.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation, amortization and goodwill impairment
Depreciation of property and equipment was CHF 280 million, up from CHF 231 million in the prior quarter, and was largely due to increased purchases of equipment and the impairment of properties. Amortization of intangible assets was CHF 33 million, down from CHF 84 million in third quarter 2009. This was mainly due to the writedown of intangible assets in the third quarter related to UBS (Bahamas) Ltd. Fourth quarter 2009 included no goodwill impairment charges.

Tax: 4Q09 vs 3Q09

UBS recognized a net income tax benefit in its income statement of CHF 480 million for fourth quarter 2009.

This net benefit reflects a CHF 467 million increase in US tax loss deferred tax assets, and also a small increase in Swiss tax loss deferred tax assets, following updated forecast profit assumptions over the five-year horizon used for recogni-

tion purposes. In addition, it reflects tax expenses relating to operations in locations with taxable earnings, partially offset by income tax provision releases.

UBS recognized a net income tax benefit in its income statement of CHF 49 million for third quarter 2009, which reflected a tax expense relating to operations in profitable locations that was more than offset by additional deferred tax benefits and a current tax benefit with respect to an anticipated refund.

Invested assets development: 4Q09 vs 3Q09

Net new money

Wealth Management & Swiss Bank
Net new money outflows were CHF 33.2 billion compared with CHF 16.7 billion. Invested assets of CHF 22.8 billion were affected by the Italian tax amnesty, of which CHF 14.3 billion were retained within UBS. Total net new money outflows from Swiss clients were CHF 5.9 billion, up from CHF 3.9 billion, with the corporate and institutional clients business recording net new money inflows. Net new money outflows for international clients were CHF 27.3 billion compared with CHF 12.9 billion. The Asia Pacific region showed positive net new money in the fourth quarter.

Wealth Management Americas
Outflows of net new money in Wealth Management Americas were CHF 12.0 billion compared with CHF 9.9 billion. These were affected by financial advisor attrition and limited recruitment of experienced financial advisors.

Net new money[1]
	For the quarter ended			Year ended
CHF billion	31.12.09	30.9.09	31.12.08	31.12.09	31.12.08

Swiss clients	(5.9)	(3.9)	(17.4)	(20.1)	(41.9)

International clients	(27.3)	(12.9)	(43.0)	(69.7)	(65.2)

Wealth Management & Swiss Bank	(33.2)	(16.7)	(60.4)	(89.8)	(107.1)

Wealth Management Americas	(12.0)	(9.9)	2.2	(11.6)	(15.9)

Institutional	(3.8)	(1.2)	(16.7)	(12.7)	(55.6)

Wholesale intermediary	(7.2)	(8.8)	(10.9)	(33.1)	(47.4)

Global Asset Management	(11.0)	(10.0)	(27.6)	(45.8)	(103.0)

1 Excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	31.12.09	30.9.09	31.12.08	30.9.09	31.12.08

Swiss clients	337	341	325	(1)	4

International clients	624	641	631	(3)	(1)

Wealth Management & Swiss Bank	960	982	955	(2)	1

Wealth Management Americas	690	694	644	(1)	7

Institutional	346	346	335	0	3

Wholesale intermediary	237	237	240	0	(1)

Global Asset Management	583	583	575	0	1

UBS	2,233	2,258	2,174	(1)	3

Group results

Global Asset Management
Net new money outflows were CHF 11.0 billion compared with CHF 10.0 billion. Excluding money market flows, net new money outflows were CHF 5.7 billion compared with CHF 2.3 billion. Institutional net new money outflows were CHF 3.8 billion compared with CHF 1.2 billion. Excluding money market flows, institutional net new money outflows were CHF 3.6 billion, compared with net inflows of CHF 1.4 billion. Outflows of wholesale intermediary net new money improved to CHF 7.2 billion from CHF 8.8 billion. Excluding money market flows, wholesale intermediary outflows slowed to CHF 2.1 billion from CHF 3.7 billion.

è	Refer to the “UBS business divisions and Corporate Center” section of this report for more information on net new money flows

Invested assets
Invested assets stood at CHF 2,233 billion on 31 December 2009, compared with CHF 2,258 billion on 30 September 2009. They were impacted by the abovementioned net new money outflows as well as negative currency translation effects, and were partially offset by positive market movements. Of the invested assets, CHF 960 billion were attributable to Wealth Management & Swiss Bank, CHF 690 billion were attributable to Wealth Management Americas and CHF 583 billion were attributable to Global Asset Management. Compared with 31 De-

cember 2008, UBS’s invested assets increased 3% from CHF 2,174 billion.

Results: 2009 vs 2008

Net loss attributable to shareholders decreased to CHF 2,736 million from CHF 21,292 million, due to much lower losses on residual risk positions in the Investment Bank. Operating expenses were CHF 25,162 million compared with CHF 28,555 million mainly due to decreases in general and administrative expenses, which were partially offset by higher goodwill impairment charges related to the sale of UBS Pactual and slightly increased personnel expenses.

Personnel

UBS employed 65,233 personnel on 31 December 2009, down 3,790, or 5%, from 30 September 2009. Personnel levels decreased by 1,153 in Wealth Management & Swiss Bank and 752 in Wealth Management Americas in the fourth quarter, mainly due to attrition and restructuring measures initiated earlier in 2009. Over the same period, Global Asset Management personnel levels decreased by 56, Investment Bank personnel decreased by 464, and Corporate Center personnel decreased by 1,364. The sale of the India Service Centre (ISC) led to a reduction of 1,618 personnel, of which 1,225 were from the Corporate Center. Excluding the sale of the ISC, personnel in the Corporate Center decreased by 139.

Personnel by region
	As of			% change from
Full-time equivalents	31.12.09	30.9.09	31.12.08	30.9.09	31.12.08

Switzerland	24,050	24,925	26,406	(4)	(9)

UK	6,204	6,241	7,071	(1)	(12)

Rest of Europe	4,145	4,337	4,817	(4)	(14)

Middle East/Africa	134	139	145	(4)	(8)

US	22,702	23,440	27,362	(3)	(17)

Rest of Americas	1,132	1,130	1,984	0	(43)

Asia Pacific	6,865	8,811	9,998	(22)	(31)

Total	65,233	69,023	77,783	(5)	(16)

Personnel by business division[1]
	As of			% change from
Full-time equivalents	31.12.09	30.9.09	31.12.08	30.9.09	31.12.08

Wealth Management & Swiss Bank	27,548	28,701	31,016	(4)	(11)

Wealth Management Americas	16,925	17,677	20,623	(4)	(18)

Global Asset Management	3,471	3,527	3,914	(2)	(11)

Investment Bank	15,666	16,130	19,132	(3)	(18)

Corporate Center	1,624	2,988	3,097	(46)	(48)

Total	65,233	69,023	77,783	(5)	(16)

of which: personnel managed centrally	19,909	22,182	23,940	(10)	(17)

1 Prior periods have been adjusted to reflect the amended presentation methodology of ITI and Group Offshoring (excluding the India Service Centre). The respective costs of those two functions have been moved from the Services (to)/from business divisions line to direct cost lines in divisional income statements, and their headcount has been allocated to the business divisions.

UBS business divisions and
Corporate Center

Management report

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank

Business division reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Swiss clients income	1,567	1,476	1,927	6	(19)	6,228	7,714

International clients income	1,211	1,323	1,579	(8)	(23)	5,295	7,698

Income	2,778	2,799	3,507	(1)	(21)	11,523	15,413

Credit loss (expense)/recovery	(9)	16	(354)		(97)	(133)	(392)

Total operating income	2,769	2,814	3,153	(2)	(12)	11,390	15,021

Personnel expenses	1,059	1,438	997	(26)	6	5,197	5,430

General and administrative expenses	510	499	1,540	2	(67)	2,017	3,295

of which: impact from US cross-border settlement			917				917

Services (to)/from other business divisions	(10)	(25)	(33)	60	70	(90)	(73)

Depreciation of property and equipment	96	58	90	66	7	289	323

Amortization of intangible assets	5	53	24	(91)	(79)	67	33

Total operating expenses	1,660	2,023	2,617	(18)	(37)	7,480	9,008

Business division performance before tax	1,109	792	535	40	107	3,910	6,013

of which: impact from US cross-border settlement			(917)				(917)

of which: business division performance before tax before impact from US cross-border settlement	1,109	792	1,452	40	(24)	3,910	6,930

Key performance indicators[1]

Pre-tax profit growth (%)	40.0	(15.0)	(67.8)			(35.0)	(29.6)

Cost/income ratio (%)	59.8	72.3	74.6			64.9	58.4

Net new money (CHF billion)[2]	(33.2)	(16.7)	(60.4)			(89.8)	(107.1)

Impaired lending portfolio as a % of total lending portfolio, gross (Swiss clients)	1.0	0.9	1.0

Gross margin on invested assets (bps) (international clients)[3]	82	85	89	(4)	(8)	86	96

Additional information

Average attributed equity (CHF billion)[4]	9.0	9.0	9.0	0	0

Return on attributed equity (RoaE) (%)						43.4	63.3

BIS risk-weighted assets (CHF billion)	48.6	50.4	62.3	(4)	(22)

Return on risk-weighted assets, gross (%)						21.7	22.3

Goodwill and intangible assets (CHF billion)	1.6	1.7	1.7	(6)	(6)

Recurring income	2,149	2,161	2,551	(1)	(16)	8,830	11,613

Invested assets (CHF billion)	960	982	955	(2)	1

Client assets (CHF billion)	1,844	1,847	1,711	0	8

Personnel (full-time equivalents)	27,548	28,701	31,016	(4)	(11)

Swiss clients

Net new money (CHF billion)[2]	(5.9)	(3.9)	(17.4)			(20.1)	(41.9)

Invested assets (CHF billion)	337	341	325	(1)	4

International clients

Net new money (CHF billion)[2]	(27.3)	(12.9)	(43.0)			(69.7)	(65.2)

Invested assets (CHF billion)	624	641	631	(3)	(1)

Client advisors (full-time equivalents)	3,182	3,386	4,236	(6)	(25)

1 For the definitions of UBS’s key performance indicators, refer to the “Key performance indicators” section on page 11 of UBS’s financial report for first quarter 2009.   2 Excludes interest and dividend income.   3 Excludes valuation adjustments on a property fund (4Q09: CHF 88 million, 3Q09: CHF 31 million, 4Q08: CHF 9 million).   4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 4Q09 vs 3Q09

Pre-tax profit increased 40% to CHF 1,109 million from CHF 792 million due mostly to changes in variable compensation for 2009, which is now oriented more towards share-based awards that will vest in future periods. Wealth Management & Swiss Bank financial performance in the quarter reflects the result of management actions to offset the continuous

UBS business divisions and Corporate Center

pressure on operating income with efficiency gains, in particular, the impact of headcount reductions.

Operating income
Total operating income was broadly flat at CHF 2,769 million compared with CHF 2,814 million in the previous quarter. Recurring income was essentially unchanged at CHF 2,149 million compared with CHF 2,161 million. Asset-based fees slightly increased, while interest margins particularly remained under pressure. Non-recurring income was CHF 629 million, similar to results reported in the prior quarter. Lower funding-related interest charges were partially offset by lower brokerage and sales commissions, due to reduced client activities, particularly towards the end of the year. In addition, the fourth quarter was impacted by a further revaluation adjustment of CHF 88 million on a property fund.

Credit loss expenses were CHF 9 million compared with net recoveries of CHF 16 million in the previous quarter. New provisions for Swiss clients were partially offset by releases of allowances made against lombard loans in prior periods.

Operating expenses
Operating expenses decreased 18% to CHF 1,660 million from CHF 2,023 million. Personnel expenses decreased 26% to CHF 1,059 million. During the fourth quarter, it was decided to increase the proportion of share-based awards included in variable compensation for 2009, which will be amortized over the vesting period of the awards, leading to reduced year-end compensation accruals. In contrast, the third quarter saw increased accruals for variable compensation, reflecting a larger proportion of variable compensation for the year 2009 to be paid in cash. Continuous cost and resource management efforts during 2009 led to reduced personnel levels in the fourth quarter, positively impacting the business division’s cost base.

General and administrative expenses increased by CHF 11 million, or 2%, to CHF 510 million. Net charges to other businesses decreased by CHF 15 million to CHF 10 million. Depreciation increased by CHF 38 million reflecting writeoffs for IT equipment. Amortization of intangible assets was down, as the impairment of intangible assets related to invested asset outflows in UBS (Bahamas) Ltd. was much lower compared with the third quarter.

Invested assets development: 4Q09 vs. 3Q09

Net new money
Net new money outflows were CHF 33.2 billion compared with CHF 16.7 billion. Invested assets of CHF 22.8 billion were affected by the Italian tax amnesty, of which CHF 14.3 billion were retained within UBS. Net new money levels were also negatively affected by current discussions regarding Switzerland’s banking secrecy and further proposed tax treaties, as well as by further client advisor attrition. Total net new money outflows from Swiss clients were CHF 5.9 billion, up from CHF 3.9 billion, with the corporate and institutional clients business recording net new money inflows. Net new money outflows for international clients were CHF 27.3 billion compared with CHF 12.9 billion. The Asia Pacific region showed positive net new money in the fourth quarter.

Invested assets
Invested assets stood at CHF 960 million on 31 December 2009, a decrease of CHF 22 billion, or 2%, from 30 September 2009, as net new money outflows during the fourth quarter were partially offset by higher equity markets.

Gross margin on invested assets (only international clients)
The gross margin on invested assets for international clients stood at 82 basis points, down from 85 basis points in the third quarter. This excludes the abovementioned valuation adjustments on a property fund. The recurring income margin decreased 1 basis point to 61 basis points, mainly as interest income was slightly down. The non-recurring income margin was down 2 basis points to 21 basis points, due to reduced client activity towards the end of the year.

Results: FY09 vs FY08

Pre-tax profit decreased 35% to CHF 3,910 million from CHF 6,013 million. The decline in profit was driven by a 24% drop in operating income, resulting from lower asset-based fees and lower transaction income. This was combined with decreased interest income, resulting from margin pressure as well as increased internal funding-related interest charges.

Operating expenses were reduced 17% as a result of cost-saving measures in place. Excluding the restructuring charges of CHF 322 million booked in 2009, and the provision of CHF 917 million booked in fourth quarter 2008 in connection with the US cross-border case, operating expenses declined 12%. Personnel expenses decreased 9% excluding restructuring charges due to an 11% reduction in personnel levels which was weighted towards the end of the year. Excluding the abovementioned provision in connection with the US cross-border case as well as restructuring charges, non-personnel expenses declined 17%, mainly due to lower expenses for travel and entertainment, advertising and IT costs.

Personnel

Wealth Management & Swiss Bank employed 27,548 personnel on 31 December 2009, down 1,153 from 28,701 on 30 September 2009, due to attrition and the abovementioned restructuring measures.

The number of client advisors in the international clients business was down by 204, or 6%, to 3,182 as the business division further adjusted its client-facing capacity to the current market environment, and some client advisors left voluntarily.

Wealth Management Americas

Wealth Management Americas

Business division reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Income	1,394	1,377	1,455	1	(4)	5,546	6,278

of which: ARS settlement impact			(172)				(172)

Credit loss (expense)/recovery	1	0	(16)			3	(29)

Total operating income	1,395	1,378	1,439	1	(3)	5,550	6,249

Personnel expenses	946	1,001	909	(5)	4	4,231	4,271

General and administrative expenses	226	208	902	9	(75)	1,017	2,558

of which: ARS settlement impact			545				1,464

Services (to)/from other business divisions	(6)	8	4			4	16

Depreciation of property and equipment	37	35	51	6	(27)	170	162

Impairment of goodwill	0	0	0			34	0

Amortization of intangible assets	14	16	17	(13)	(18)	62	65

Total operating expenses	1,217	1,268	1,883	(4)	(35)	5,518	7,072

Business division performance before tax	178	110	(444)	62		32	(823)

of which: ARS settlement impact			(717)				(1,636)

business division performance before tax excluding ARS settlement impact	178	110	273	62	(35)	32	813

Key performance indicators[1]

Pre-tax profit growth (%)[2]	61.8	N/A	N/A			N/A	N/A

Cost/income ratio (%)	87.3	92.1	129.4			99.5	112.6

Net new money (CHF billion)[3]	(12.0)	(9.9)	2.2			(11.6)	(15.9)

Gross margin on invested assets (bps)	81	79	83	3	(2)	81	82

Additional information

Average attributed equity (CHF billion)[4]	8.0	9.0	9.0	(11)	(11)

Return on attributed equity (RoaE) (%)						0.4	(10.6)

BIS risk-weighted assets (CHF billion)	22.8	21.9	26.9	4	(15)

Return on risk-weighted assets, gross (%)						23.5	28.9

Goodwill and intangible assets (CHF billion)	4.2	4.2	4.5	0	(7)

Recurring income	812	834	1,009	(3)	(20)	3,256	4,076

Invested assets (CHF billion)	690	694	644	(1)	7

Client assets (CHF billion)	737	736	682	0	8

Personnel (full-time equivalents)	16,925	17,677	20,623	(4)	(18)

Financial advisors (full-time equivalents)	7,084	7,286	8,607	(3)	(18)

Additional information (only Wealth Management US)

Net new money (CHF billion)[3]	(11.0)	(8.6)	4.1			(7.6)	(10.6)

Net new money including interest and dividend income (CHF billion)[5]	(6.1)	(4.2)	9.9			11.5	11.7

Business division reporting excluding PaineWebber acquisition costs[6]

Business division performance before tax	207	141	(409)	47		155	(689)

Cost/income ratio (%)	85.5	89.9	126.6			97.3	110.4

Average attributed equity (CHF billion)[4]	4.6	5.5	5.3	(16)	(13)

1 For the definitions of UBS’s key performance indicators, refer to the “Key performance indicators” section on page 11 of UBS’s financial report for first quarter 2009.   2 Not meaningful if either the current period or the comparison period is a loss period.   3 Excludes interest and dividend income.   4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   5 For purposes of comparison with US peers.  6 Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

UBS business divisions and Corporate Center

Results: 4Q09 vs 3Q09

Pre-tax profit for Wealth Management Americas increased 62% to CHF 178 million from CHF 110 million. This increase was mainly due to higher operating income, including a significant non-recurring interest income credit and lower operating expenses.

Operating income
Total operating income increased 1%, or CHF 17 million, to CHF 1,395 million. Excluding the impact of currency translation, operating income would have increased 5%.

Recurring income decreased 3% from the third quarter due to lower interest income resulting from lower interest spreads, and was partially offset by higher fees from managed accounts. Recurring income was 58% of total operating income, down from 61% from the prior quarter. Non-recurring income increased 7%, due to a CHF 35 million interest credit from the Investment Bank, resulting from a change in the UBS Bank USA investment portfolio strategy, and higher transactional revenue. This was partly offset by lower municipal trading income.

Operating expenses
Total operating expenses decreased 4% to CHF 1,217 million from CHF 1,268 million due mainly to lower personnel costs. Excluding the impact of currency translation, operating expenses would have been relatively flat from the prior quarter.

Personnel expenses decreased 5% to CHF 946 million from CHF 1,001 million in the previous quarter. In US dollar terms, personnel expenses were down 2% due to lower accruals for variable compensation, and lower salary expenses related to a 5% reduction of non-financial-advisor personnel during the quarter which were partly offset by increased financial advisor compensation related to higher revenue. Non-personnel expenses were CHF 271 million, up 1% from the prior quarter and up 6% in US dollar terms due to higher legal fees, provisions and depreciation costs, partly offset by lower service charges from other business divisions, insurance costs and amortization of intangible assets.

Invested assets development: 4Q09 vs 3Q09

Net new money
Net new money outflows in Wealth Management Americas were CHF 12.0 billion compared with CHF 9.9 billion in the prior quarter. The former Wealth Management US business unit’s net new money outflows were CHF 11.0 billion compared with CHF 8.6 billion. Fourth quarter 2009 net new money was impacted by financial advisor attrition and limited recruitment of experienced financial advisors. Including interest and dividends, the former Wealth Management US business unit saw net new money outflows increase to CHF 6.1 billion from CHF 4.2 billion in the prior quarter.

Invested assets
Invested assets decreased by CHF 4 billion to CHF 690 billion on 31 December 2009, due mainly to net new money outflows and a reduction of CHF 4 billion as a result of the completion of the sale of branches to Stifel, Nicolaus & Company, Incorporated, partly offset by positive market performance.

Gross margin on invested assets
The gross margin on invested assets increased 2 basis points to 81 basis points as the average invested assets were virtually unchanged, while revenues increased. The non-recurring income margin increased 3 basis points to 34 basis points, due to the abovementioned interest credit and higher transactional revenue. The recurring income margin decreased 1 basis point to 47 basis points, corresponding with a 3% decline in recurring income.

Results: FY09 vs FY08

Wealth Management Americas reported a pre-tax profit of CHF 32 million in 2009 compared with a pre-tax loss of CHF 823 million in 2008. The 2009 results were negatively impacted by restructuring charges of CHF 152 million, and goodwill impairment charges of CHF 34 million related to the sale of UBS Pactual (of which CHF 15 million were charged to the Corporate Center), while the 2008 performance was negatively impacted by CHF 1,636 million in charges and trading losses related to auction rate securities (ARS). Excluding the restructuring charges, ARS provisions and goodwill impairment charges, pre-tax performance would have been a profit of CHF 203 million in 2009 compared with a profit of CHF 813 million in 2008.

Personnel

Wealth Management Americas employed 16,925 personnel at 31 December 2009, down 4% or 752 from 30 September 2009. Non-financial-advisor personnel decreased by 550, or 5%, to 9,841 due to attrition, personnel reductions in the branch network and a reduction of 46 personnel as a result of the final sale of branches to Stifel, Nicolaus & Company, Incorporated. The number of financial advisors decreased by 202, or 3%, to 7,084 as a result of voluntary departures, slower recruiting and the reduction of 74 personnel in connection with the abovementioned sale of branches.

Global Asset Management

Global Asset Management

Business division reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Institutional fees	325	347	235	(6)	38	1,273	1,659

Wholesale intermediary fees	212	220	243	(4)	(13)	863	1,246

Total operating income	537	567	478	(5)	12	2,137	2,904

Personnel expenses	139	311	76	(55)	83	996	946

General and administrative expenses	93	92	124	1	(25)	387	462

Services (to)/from other business divisions	7	23	24	(70)	(71)	(74)	88

Depreciation of property and equipment	11	9	12	22	(8)	36	44

Impairment of goodwill	0	0	0			340	0

Amortization of intangible assets	2	2	6	0	(67)	13	33

Total operating expenses	253	437	242	(42)	5	1,698	1,572

Business division performance before tax	284	130	236	118	20	438	1,333

Key performance indicators[1]

Pre-tax profit growth (%)	118.5	58.5	(43.1)			(67.1)	(8.3)

Cost/income ratio (%)	47.1	77.1	50.6			79.5	54.1

Net new money (CHF billion)[2]	(11.0)	(10.0)	(27.6)			(45.8)	(103.0)

Gross margin on invested assets (bps) (institutional)	38	40	25	(5)	52	37	38

Gross margin on invested assets (bps) (wholesale intermediary)	36	37	37	(3)	(3)	36	41

Additional information

Average attributed equity (CHF billion)[3]	2.5	2.5	3.0	0	(17)

Return on attributed equity (RoaE) (%)						15.9	44.4

BIS risk-weighted assets (CHF billion)	4.1	4.4	8.5	(7)	(52)

Return on risk-weighted assets, gross (%)						37.7	41.2

Goodwill and intangible assets (CHF billion)	1.7	1.7	2.2	0	(23)

Invested assets (CHF billion)	583	583	575	0	1

Personnel (full-time equivalents)	3,471	3,527	3,914	(2)	(11)

Institutional

Net new money (CHF billion)[2]	(3.8)	(1.2)	(16.7)			(12.7)	(55.6)

of which: money market funds	(0.2)	(2.6)	6.0			2.1	6.0

Invested assets (CHF billion)	346	346	335	0	3

of which: money market funds	45	45	42	0	7

Wholesale intermediary

Net new money (CHF billion)[2]	(7.2)	(8.8)	(10.9)			(33.1)	(47.4)

of which: money market funds	(5.1)	(5.1)	5.7			(14.3)	15.2

Invested assets (CHF billion)	237	237	240	0	(1)

of which: money market funds	67	72	80	(7)	(16)

1 For the definitions of UBS’s key performance indicators, refer to the “Key performance indicators” section on page 11 of UBS’s financial report for first quarter 2009.   2 Excludes interest and dividend income.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions and Corporate Center

Results: 4Q09 vs 3Q09

Global Asset Management’s pre-tax profit rose to CHF 284 million from CHF 130 million. Lower operating income was more than offset by a partial reversal of variable compensation accruals and the impact of cost-saving measures implemented earlier in 2009.

Operating income
Total operating income decreased 5% to CHF 537 million from CHF 567 million. Institutional revenues declined 6% to CHF 325 million from CHF 347 million, mainly due to lower performance fees in alternative and quantitative investments, and following the sale of UBS Pactual in third quarter 2009. Wholesale intermediary revenues declined 4% to CHF 212 million from CHF 220 million following the sale of UBS Pactual, and were partly offset by higher transaction fees in real estate.

Operating expenses
Total operating expenses were CHF 253 million compared with CHF 437 million. Personnel expenses were CHF 139 million, down from CHF 311 million. During the fourth quarter, UBS decided to increase the proportion of share-based awards included in variable compensation for 2009, which will be amortized over the vesting period of the awards, leading to a partial reversal of accruals made in the first nine months of 2009. The decrease was partly offset by higher restructuring costs of CHF 7 million associated with ongoing personnel reductions in fourth quarter 2009. General and administrative expenses increased by CHF 1 million to CHF 93 million. Services (to)/from other business divisions decreased by CHF 16 million following the sale of UBS Pactual in the third quarter, coupled with higher charges for the alternative and quantitative investments research collaboration with Wealth Management & Swiss Bank.

Invested assets development: 4Q09 vs 3Q09

Net new money
Net new money outflows were CHF 11.0 billion in the fourth quarter compared with CHF 10.0 billion. Excluding money market flows, net new money outflows were CHF 5.7 billion compared with CHF 2.3 billion. Negative net flows from clients of UBS’s wealth management businesses declined to CHF 7.2 billion from CHF 13.3 billion in the third quarter. Some of the inflows and outflows relating to clients of UBS’s wealth management businesses are also reported as net new money for the Wealth Management & Swiss Bank and Wealth Management Americas business divisions.

Institutional net new money outflows were CHF 3.8 billion compared with CHF 1.2 billion. Excluding money market flows, institutional net new money outflows were CHF 3.6 billion, compared with net inflows of CHF 1.4 billion. Equities, multi-asset and real estate saw net outflows, which were partly offset by net inflows in fixed income and alternative and quantitative investments.

Wholesale intermediary net new money outflows were CHF 7.2 billion compared with CHF 8.8 billion. Excluding money market flows, wholesale intermediary outflows reduced to CHF 2.1 billion from CHF 3.7 billion. Net outflows were reported in multi-asset, fixed income and equities, while real estate and alternatives saw net inflows.

Invested assets
Total invested assets were CHF 583 billion on 31 December 2009, unchanged from 30 September 2009. Institutional invested assets were CHF 346 billion on 31 December 2009, unchanged from 30 September 2009. Net new money outflows were offset by the positive impact of financial market developments. Wholesale intermediary invested assets were CHF 237 billion on 31 December 2009, unchanged from 30 September 2009. The positive impact of financial market developments and a transfer of CHF 4.2 billion related to the transfer of real estate investment management business from Wealth Management & Swiss Bank were offset by net new money outflows and the negative impact of currency fluctuations.

Gross margin on invested assets
The gross margin on institutional invested assets decreased by 2 basis points to 38 basis points, mainly due to lower performance fees, particularly in alternative and quantitative investments. The gross margin on wholesale intermediary invested assets decreased by 1 basis point to 36 basis points, primarily due to the sale of UBS Pactual in third quarter 2009.

Results: FY09 vs FY08

Pre-tax profit decreased to CHF 438 million from CHF 1,333 million. Excluding the goodwill impairment charge in first quarter 2009 of CHF 191 million related to the sale of UBS Pactual, restructuring costs of CHF 48 million, and a gain of CHF 168 million from the sale of UBS’s minority stake in Adams Street Partners in third quarter 2008, pre-tax profit would have decreased 42% to CHF 677 million. Total operating income declined 26% to CHF 2,137 million from CHF 2,904 million. Institutional revenues declined to CHF 1,273 million from CHF 1,659 million due to lower management fees associated with a lower average invested assets base and the sale of UBS Pactual, partly offset by higher performance fees in alternative and quantitative investments. Additionally, as noted above, 2008 institutional revenue included a gain of CHF 168 million from the sale of UBS’s minority stake in Adams Street Partners. Wholesale intermediary revenues declined to CHF 863 million from CHF 1,246 million, due to lower management fees associated with a lower average invested assets base and lower performance fees from some funds.

Global Asset Management

     Total operating expenses increased 8% to CHF 1,698 million from CHF 1,572 million. Excluding the goodwill impairment charge in first quarter 2009 and restructuring charges during the whole period, operating expenses would have declined 7%. This reflected lower general and administrative expenses, mainly in entertainment expenses, marketing costs, IT costs and professional fees as a result of ongoing cost-saving measures and the sale of UBS Pactual, and was partly offset by higher variable compensation accruals driven by higher performance fees in alternative and quantitative investments.

Personnel

The number of personnel on 31 December 2009 was 3,471, a 2% decrease from 3,527 on 30 September 2009. This decrease reflected continuing actions across the business division to reduce the cost base while maintaining appropriate resource levels.

Investment capabilities and performance: 4Q09

The notable improvement in investment performance versus benchmark in many traditional strategies, which began in 2008 and gathered momentum during 2009, was sustained in the fourth quarter. Alternative strategies generally showed positive results in improving markets.

Core/value equities
Strong performance continued in the fourth quarter across many strategies that had outperformed their benchmarks in the first nine months of 2009. Notable performers were Global, Asian and Emerging Markets and Pan European concentrated alpha strategies. Good stock selection across a broad range of industry sectors was the primary positive factor. While Canadian strategies did less well in the quarter, they remained solid over longer periods. UK value strategies were below benchmark for the quarter but remained ahead for the full year.

Growth equities
Performance was generally good for the quarter, contributing to a strong year. The US large cap select growth, US small cap growth and global (ex US) all cap growth strategies outperformed their benchmarks for the quarter, each due largely to stock selection. US mid cap growth and emerging markets growth both underperformed during the quarter but the latter remained ahead over the full year.

Structured equities
Systematic alpha Global and European strategies outperformed their benchmarks for the quarter while US, Swiss and UK strategies were closer to benchmark. Systematic alpha strategies in all regions were ahead of benchmark over the full year. The performance of quantitative strategies was mixed but Global market neutral, US enhanced and Global and Japanese active strategies were all ahead of benchmark for the quarter.

Fixed income
Performance across most key bond strategies continued the improving trend of the first nine months of 2009, with the majority of key strategies outperforming their respective benchmarks for the fourth quarter. Global sovereign, Australian, Canadian, euro aggregate, Japanese and US strategies all outperformed their benchmarks and UK strategies significantly outperformed their benchmarks. The performance of Swiss strategies was close to benchmark. Emerging market and high yield strategies were ahead of their benchmarks. Money market funds continued to achieve their capital preservation objectives.

Global investment solutions
The performance of multi-asset strategies, including the global securities composite and dynamic alpha strategies, was strongly positive during the quarter. Asset allocation, currency management and security selection all contributed to this result. These strategies had been positioned for a recovery in risky assets such as equities, and thus benefited from the upswing in equity markets that continued throughout the fourth quarter. The strong performance during the second, third and fourth quarters more than offset the underperformance reported in the first quarter, leaving these strategies significantly ahead of their benchmarks for the full year. Multi-manager investment solutions generally delivered positive returns.

UBS business divisions and Corporate Center

Alternative and quantitative investments
Hedge funds continued to experience positive momentum in the fourth quarter. The single manager platform, O’Connor, generally posted positive absolute returns with continued strong performance in the multi-strategy and credit strategies, posted positive returns in the equity long/short strategies but posted negative returns for the currency and rates and quantitative strategies. On the multi-manager platform, absolute returns were positive for the fund of funds strategies in the fourth quarter.

Global real estate
The UK direct real estate funds produced positive absolute returns for the second consecutive quarter, while the decline in value of the US composite reduced for the fourth consecutive quarter. The Germany-based eurozone funds all produced positive absolute returns for the quarter, as did all of the Swiss direct funds. The J-REIT flagship fund (managed in collaboration with joint venture partner Mitsubishi Corporation) underperformed in absolute terms. Real estate securities strategies posted mixed performance versus benchmarks for the quarter, but all strategies produced positive absolute returns for the full year. Performance of the global fund of funds strategy gathered momentum over the quarter and ended positive in absolute terms.

Investment performance – key composites

The table below shows key composites that represent approximately 18% of Global Asset Management’s invested assets on 31 December 2009.

Annualized
	3 months	1 year	3 years	5 years

Australian Equity Composite vs. S&P/ASX 300 Accumulation Index	+	+	+	+

Canadian Equity Composite vs. TSE Total Return Index	–	–	+	+

Emerging Equity Composite vs. Emerging Markets Equity Index	+	+	+	+

Global Equity Composite vs. MSCI World Equity (Free) Index	+	+	+	+

Pan European Composite vs. MSCI Europe Free Index	+	+	+	+

Swiss Equity Composite vs. SPI (Total Return) Index	+	+	+	+

US Large Cap Equity Composite vs. Russell 1000 Index	+	+	–	+

Global Equity Ex-US Growth Composite vs. MSCI EAFE (Free) Index	+	–	+	+

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	+

EUR Aggregate Bonds Composite vs. Barclays Capital Euro Aggregate 500mio+ Index	+	+	+	+

Global Bond Composite vs. Citigroup World Government Bond Index	+	+	+	–

Global Securities Composite vs. Global Securities Markets Index	+	+	–	–

Global Real Estate Securities composite (hedged in CHF) vs. FTSE EPRA/NAREIT Developed Index (hedged in CHF)/reference index[1]	+	–	–	–

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in USD terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds. Global Asset Management has been verified as compliant with the Global Investment Performance Standards by Ernst & Young on a firm-wide basis to 31 December 2008.

1 Prior to 30 September 2005 returns for the FTSE EPRA/NAREIT Global Real Estate Index hedged into CHF are based on published data, currency translation and hedging into CHF and are calculated internally. Thereafter, UBS has contracted with FTSE, the index provider, to provide on a customized request basis CHF hedged returns for the FTSE EPRA/NAREIT Global Real Estate Index. On 23 March 2009 the Index name changed to FTSE EPRA/NAREIT Developed Index. Reference index returns are provided for reference purposes only.

Investment Bank

Investment Bank

Business division reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Investment banking	746	698	528	7	41	2,466	2,880

Advisory revenues	233	200	348	17	(33)	858	1,609

Capital market revenues	590	670	374	(12)	58	2,514	1,844

Equities	405	500	233	(19)	74	1,609	977

Fixed income, currencies and commodities	185	170	142	9	30	904	866

Other fee income and risk management	(76)	(171)	(195)	56	61	(906)	(573)

Sales and trading	1,445	2,147	(3,489)	(33)		4,390	(26,712)

Equities	948	1,162	231	(18)	310	4,937	5,184

Fixed income, currencies and commodities	496	985	(3,720)	(50)		(547)	(31,895)

Total income	2,191	2,845	(2,961)	(23)		6,856	(23,832)

Credit loss (expense)/recovery[1]	(70)	(243)	(1,939)	(71)	(96)	(1,698)	(2,575)

Total operating income excluding own credit	2,121	2,603	(4,900)	(19)		5,158	(26,407)

Own credit[2]	(24)	(1,436)	(1,616)	98	99	(2,023)	2,032

Total operating income as reported	2,097	1,167	(6,516)	80		3,135	(24,375)

Personnel expenses	1,020	1,766	359	(42)	184	5,568	5,182

General and administrative expenses	653	571	986	14	(34)	2,628	3,830

Services (to)/from other business divisions	15	124	40	(88)	(63)	(147)	41

Depreciation of property and equipment	100	63	175	59	(43)	360	447

Impairment of goodwill	0	0	0			749	341

Amortization of intangible assets	12	13	20	(8)	(40)	59	83

Total operating expenses	1,800	2,537	1,580	(29)	14	9,216	9,925

Business division performance before tax	297	(1,370)	(8,096)			(6,081)	(34,300)

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	N/A	N/A			N/A	N/A

Cost/income ratio (%)[5]	83.1	180.1	N/A			190.7	N/A

Return on attributed equity (RoaE) (%)						(24.1)	(128.2)

Return on assets, gross (%)						0.4	(1.2)

Average VaR (1-day, 95% confidence, 5 years of historical data)[6]	51	51	75	0	(32)

Additional information

Total assets (CHF billion)[7]	992.0	1,119.3	1,680.3	(11)	(41)

Average attributed equity (CHF billion)[8]	24.0	24.0	26.0	0	(8)

BIS risk-weighted assets (CHF billion)	122.4	125.9	195.8	(3)	(37)

Return on risk-weighted assets, gross (%)						3.1	(10.0)

Goodwill and intangible assets (CHF billion)	3.5	3.5	4.6	0	(24)

Compensation ratio (%)[5]	47.1	125.3	N/A			115.2	N/A

Impaired lending portfolio as a % of total lending portfolio, gross	3.8	3.5	2.6

Personnel (full-time equivalents)	15,666	16,130	19,132	(3)	(18)

1 Includes CHF 156 million for 3Q09 and CHF 30 million for 4Q09 in credit losses from impairment charges on reclassified financial instruments.   2 Represents changes in own credit on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held at 31 December 2009 amounts to CHF 0.9 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on UBS’s balance sheet. Refer to “Note 11 Fair value of financial instruments” in the “Financial information” section of this report for more information.   3 For the definitions of UBS’s key performance indicators, refer to the “Key performance indicators” section on page 11 of UBS’s financial report for first quarter 2009.   4 Not meaningful if either the current period or the comparison period is a loss period.   5 Neither the cost/income nor the compensation ratio are meaningful if revenues in the Investment Bank are negative.   6 As announced in UBS’s financial report for third quarter 2009, UBS received approval from the Swiss Financial Market Supervisory Authority (FINMA) to change the calibration of its management VaR from a 10-day 99% measure to a 1-day 95% measure. This measure is reported as a key performance indicator with comparatives provided as at 31.12.2008.   7 Based on third-party view, i.e. without intercompany balances.   8 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions and Corporate Center

Results: 4Q09 vs 3Q09

The pre-tax result was positive CHF 297 million compared with negative CHF 1,370 million. An own credit charge of CHF 24 million on financial liabilities designated at fair value was included in the fourth quarter result, compared with a charge of CHF 1,436 million in the third quarter.

Operating income
Total operating income was CHF 2,097 million compared with CHF 1,167 million. Increased revenues from the investment banking department (IBD), lower own credit losses on financial liabilities designated at fair value and lower credit loss expenses were partly offset by a decrease in revenues in the equities and fixed income, currencies and commodities (FICC) areas. Equities and FICC revenues fell as a result of a broader market slowdown in the fourth quarter, lower volumes and more limited trading opportunities.

Credit loss expenses
Credit loss expenses were CHF 70 million, down from CHF 243 million.

è	Refer to the “Risk management and control” section of this report for more information on credit loss expenses and credit risk

Own credit
Own credit losses on financial liabilities designated at fair value were CHF 24 million. This compares with a loss of CHF 1,436 million in the third quarter. The fourth quarter result included a credit due to changes to the calculation of own credit from prior periods, which led to a reallocation of negative revenues to the Corporate Center from the Investment Bank.

è	Refer to “Note 11 Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating income by business segment

Investment banking
Total revenues increased 7% to CHF 746 million from CHF 698 million. Consistent with previous years, in fourth quarter 2009 advisory revenues were up on a seasonal basis, recording a 17% increase to CHF 233 million. Capital markets revenues were down 12% to CHF 590 million, despite an improved performance in fixed income capital markets which posted a 9% increase in revenues. Equity capital markets saw a 19% decrease in revenues. Other fee income and risk management revenues were negative CHF

76 million compared with negative CHF 171 million, with the improvement due to stabilizing credit market conditions during the fourth quarter.

Sales and trading
Total sales and trading revenues for equities and FICC were CHF 1,445 million, compared with CHF 2,147 million.

Equities
Revenues decreased 18% to CHF 948 million from CHF 1,162 million, as the business was affected by subdued volumes and a general slowdown in client flows. Cash revenues were driven down by a decline in commission income and lower trading volumes. Exchange-traded derivatives revenues were down, due to falling volumes and lower interest income revenues. Derivatives revenues improved slightly, despite falling structured products revenues and a continued lack of liquidity. Prime brokerage revenues were flat on the prior quarter as a small increase seen in prime brokerage balances was offset by a decline in spreads. Proprietary trading and equity-linked revenues decreased from the previous quarter.

Fixed income, currencies and commodities
FICC revenues declined 50% to CHF 496 million from CHF 985 million.

Credit revenues were in line with the previous quarter. Macro revenues, particularly in rates, declined driven by a drop in client volumes, trading opportunities and tightening bid/offer spreads. Emerging markets revenues were flat in Asia, but declined elsewhere.
While UBS continues to reduce its exposure to residual risk positions, it incurred losses of CHF 0.5 billion in fourth quarter 2009 that were only partially offset by the release of credit valuation adjustments (CVA) for protection from monoline insurers of approximately CHF 0.2 billion. In the third quarter, losses on residual risk positions were fully offset by gains of CHF 0.5 billion from the release of CVAs for protection from monoline insurers.

Operating expenses
Total operating expenses were CHF 1,800 million compared with CHF 2,537 million.

Personnel expenses decreased to CHF 1,020 million from CHF 1,766 million. During the fourth quarter, it was decided to increase the proportion of share-based awards included in variable compensation for 2009, which will be amortized over the vesting period of the awards, leading to a partial reversal of accruals made in the first nine months of 2009.

Investment Bank

     General and administrative expenses increased 14% to CHF 653 million, mainly due to increased provisions for litigation and restructuring charges.

Results: FY09 vs FY08

The pre-tax result was negative CHF 6,081 million compared with negative CHF 34,300 million. The change was mainly due to much lower losses on residual risk positions within the FICC business area. Total operating income was positive CHF 3,135 million compared with negative CHF 24,375 million. IBD and equities revenues were down year-on-year, mainly due to lower market activity. Own credit losses on financial liabilities designated at fair value were CHF 2,023 million in 2009, compared with gains of CHF 2,032 million in 2008. Total operating expenses decreased 7% to CHF 9,216 million from CHF 9,925 million.

Personnel

The Investment Bank employed 15,666 personnel on 31 December 2009, a 3% decrease from 16,130 on 30 September 2009.

Corporate Center

UBS business divisions and Corporate Center

Corporate Center

Corporate Center reporting
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.08	31.12.08

Income	(698)	(160)	(3,250)	(336)	79	394	998

Credit loss (expense)/recovery	(5)	0	0			(5)	0

Total operating income	(703)	(160)	(3,250)	(339)	78	389	998

Personnel expenses	160	161	36	(1)	344	551	433

General and administrative expenses	64	(1)	170		(62)	199	353

Services (to)/from other business divisions	(6)	(129)	(34)	95	82	306	(73)

Depreciation of property and equipment	36	65	67	(45)	(46)	193	265

Amortization of intangible assets	0	0	0			0	0

Total operating expenses[1]	253	95	239	166	6	1,250	979

Performance from continuing operations before tax	(956)	(255)	(3,489)	(275)	73	(860)	19

Performance from discontinued operations before tax	(25)	0	19			(7)	198

Performance before tax	(981)	(255)	(3,470)	(285)	72	(867)	217

Additional information

BIS risk-weighted assets (CHF billion)	8.5	8.1	8.8	5	(3)

Personnel (full-time equivalents)	1,624	2,988	3,097	(46)	(48)

1 Includes expenses for the Company Secretary, Board of Directors and Group Internal Audit.

Results: 4Q09 vs 3Q09

The Corporate Center’s pre-tax result from continuing operations was negative CHF 956 million compared with negative CHF 255 million.

The fourth quarter result was impacted by a negative CHF 690 million adjustment for prior periods due to changes in the calculation of own credit, which led to a reallocation of negative revenues to the Corporate Center from the Investment Bank. This was partly offset by a net gain on the sale of the India Service Centre (ISC).
In comparison, the third quarter result was driven by a CHF 498 million loss on the closing of the UBS Pactual sale, which was largely related to foreign exchange losses. This was partly offset by a CHF 156 million foreign currency gain following UBS’s decision to replace US dollar financing relating to two of its US entities with Swiss franc financing, and a mark to market gain on UK sterling interest rate swaps.
Additionally, the third quarter was affected by a CHF 305 million net loss from the valuation of the mandatory convertible notes (MCNs) issued in December 2008 and converted in August 2009.

Operating income
Total operating income decreased to negative CHF 703 million from negative CHF 160 million, mainly due to the above-mentioned changes in the calculation of own credit.

The following significant items also affected the fourth quarter result:
–	Group Treasury activities, excluding the abovementioned impact of changes in the calculation of own credit, reported reduced operating income, mainly due to increased recharges from the Investment Bank. Additionally, interest income fell due to the transfer of rates business to Wealth Management & Swiss Bank and the shift away from Brazilian real to US dollar and Swiss franc invest ments as a result of the sale of UBS Pactual.
–	The revaluation of UBS’s option to acquire the SNB StabFund’s equity resulted in a gain of CHF 121 million, compared with a gain of CHF 168 million in the prior quarter.
–	Furthermore, fourth quarter 2009 included lower internal funding-related interest charges.

In comparison, the third quarter was impacted by the abovementioned loss on the sale of UBS Pactual and the loss on the MCNs valuation, which was partially offset by a gain of CHF 65 million on the sale of Swiss real estate.

Operating expenses
Total operating expenses increased to CHF 253 million from CHF 95 million. This increase reflects the fact that in the third quarter, a credit from UBS Pactual operating results was booked in the business divisions’ income statement, but transferred to the Corporate Center via the Services (to)/from other business division expense line. The third quarter

Corporate Center

also included the release of a provision related to a resolved lawsuit with respect to the acquisition of PaineWebber.

Results: FY09 vs FY08

Pre-tax profit from continuing operations declined to negative CHF 860 million from positive CHF 19 million.

Total operating income decreased by CHF 609 million to CHF 389 million, mainly as a result of the following items:
–	2009 was impacted by losses from the abovementioned impact of changes in the calculation of own credit and from the sale of UBS Pactual.
–	These losses were partly offset by a net gain of CHF 297 million on the valuation of the mandatory convertible notes (MCNs) issued in December 2008 and converted in August 2009, a gain of CHF 117 million on the revalua tion of UBS’s option to acquire the SNB StabFund’s equity, an additional foreign exchange gain of CHF 437 million due to the deconsolidation and liquidation of subsidiar ies, and a gain of CHF 304 million on the buyback of subordinated debt.
–	In comparison, 2008 included an accounting gain of CHF 3,860 million related to the MCNs issued in March 2008, which was offset by the impact of the transaction be-
tween UBS and the Swiss National Bank and the placement of the abovementioned MCNs with the Swiss Confederation, resulting in a total charge of CHF 3.4 billion.
Total operating expenses increased to CHF 1,250 million from CHF 979 million, mainly due to a goodwill impairment charge recorded in second quarter 2009 in relation to the sale of UBS Pactual, which was reallocated to the Corporate Center. Excluding this charge, operating expenses would have decreased by CHF 221 million, mainly due to the credit related to the UBS Pactual operating result that was transferred to the Corporate Center, the release of the above-mentioned provision in third quarter 2009, as well as reduced advertising and sponsoring expenditures. These items were partly offset by higher restructuring costs and accruals for variable compensation in 2009.

Personnel

The Corporate Center had 1,624 personnel on 31 December 2009, a decrease of 1,364 personnel from 30 September 2009. The sale of the ISC led to a reduction of 1,618 personnel, of which 1,225 were from the Corporate Center. Excluding the sale of the ISC, personnel in the Corporate Center decreased by 139.

Risk and treasury management

Management report

Risk management and control

Risk management and control

Summary of key developments in fourth quarter 2009

UBS’s risk profile did not materially change during the quarter, though the firm used the opportunities available in favorable market conditions to further reduce its residual risk exposures in the Investment Bank.

Credit risk

Credit risk is the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations. It arises on traditional banking products, such as loans and commitments, as well as derivatives and similar transactions. A form of credit risk also arises on securities and other obligations in tradable form, with their fair values affected when expectations change regarding the probability of issuers failing to meet these obligations and when actual failures occur. Where these instruments are held in connection with a trading activity, UBS views the risk as a market risk.

UBS actively manages the credit risk in its portfolios by taking collateral against exposures and utilizing credit hedging with the aim of reducing concentrations to specific counterparties, sectors and portfolios.

Credit loss expenses
UBS recorded lower credit loss expenses of CHF 83 million in fourth quarter 2009, compared with CHF 226 million in third quarter 2009.

In the Investment Bank, credit loss expenses in fourth quarter 2009 were CHF 70 million, of which CHF 37 million related to asset-backed securities that were reclassified to Loans and receivables from Held for trading in previous quarters. The remaining credit losses of CHF 33 million related to loans across a number of sectors.
Wealth Management & Swiss Bank reported net credit losses of CHF 9 million in fourth quarter 2009, compared with net credit recoveries of CHF 16 million in the prior quarter.

Gross lending portfolio and impairments
The credit risk exposures reported in the “Allowances and provisions for credit losses” table on the next page represent the International Financial Reporting Standards (IFRS) balance sheet view of UBS’s gross lending portfolio comprising the balance sheet line items Due from banks and Loans. The table also shows the IFRS reported allowances for credit losses and impairments as well as UBS’s impaired lending portfolio. UBS’s gross lending portfolio was CHF 356 billion on 31 December 2009, slightly down from CHF 363 billion on 30 September 2009.

The level of UBS’s gross impaired lending portfolio was CHF 6,865 million at the end of the fourth quarter 2009, a slight increase compared with CHF 6,776 million at the prior quarter-end. The ratio of the impaired lending portfolio to total gross lending portfolio remained stable at 1.9% on 31 December 2009. Excluding reclassified securities, the ratio decreased to 1.7% at the end of the fourth quarter from 1.8% at the end of the third quarter.
The total gross lending portfolio in the Investment Bank was CHF 133 billion, down from CHF 140 billion on 30 September 2009. Net of impairments, the Investment Bank held in its lending portfolio CHF 6.5 billion of monoline protected assets (CHF 6.5 billion at 30 September 2009) and CHF 2.5 billion of US commercial real estate positions (CHF 3.1 billion at 30 September 2009), following their reclassification to Loans and receivables from Held for trading in fourth quarter 2008. The exposures related to monoline protected assets are included in the “Risk concentration” section of this report.
è	Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information on reclassified securities, including average marks by exposure type

     The Investment Bank’s gross impaired lending portfolio increased to CHF 5,056 million on 31 December 2009 from CHF 4,902 million on 30 September 2009.

In Wealth Management & Swiss Bank, the gross lending portfolio was CHF 200 billion on 31 December 2009, which was stable compared with 30 September 2009. The gross impaired lending portfolio decreased by CHF 51 million to CHF 1,805 million on 31 December 2009.
Further information on the composition and credit quality of the Investment Bank and Wealth Management & Swiss Bank lending portfolios is provided below.

Risk and treasury management

Credit loss (expense)/recovery
	For the quarter ended			% change from		Year ended
CHF million	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Wealth Management & Swiss Bank	(9)	16	(354)		(97)	(133)	(392)

Wealth Management Americas	1	0	(16)			3	(29)

Investment Bank[1]	(70)	(243)	(1,939)	(71)	(96)	(1,698)	(2,575)

of which: related to reclassified securities	(37)	(63)	(125)	(41)	(70)	(425)	(125)

Corporate Center	(5)					(5)

UBS	(83)	(226)	(2,310)	(63)	(96)	(1,832)	(2,996)

1 Includes credit recovery of CHF 7 million (for the quarter ended 30.9.09 CHF 93 million expense) related to reclassified leveraged finance positions.

Allowances and provisions for credit losses
	Wealth Management &		Wealth Management
CHF million	Swiss Bank		Americas		Investment Bank		Others[1]		UBS

As of	31.12.09	30.9.09	31.12.09	30.9.09	31.12.09	30.9.09	31.12.09	30.9.09	31.12.09	30.9.09

Due from banks	2,683	2,600	1,074	1,312	42,568	43,507	282	279	46,606	47,698

Loans	197,178	198,525	21,496	20,178	90,700	96,161	101	77	309,475	314,940

of which: related to reclassified securities[2]					19,255	20,322			19,255	20,322

Total lending portfolio, gross [3]	199,861	201,125	22,569	21,489	133,268	139,668	383	356	356,081	362,638

Allowances for credit losses	(1,034)	(1,122)	(4)	(16)	(1,642)	(1,953)	0	0	(2,680)	(3,091)

of which: related to reclassified securities					(162)	(166)			(162)	(166)

Total lending portfolio, net[4]	198,827	200,003	22,566	21,473	131,625	137,715	383	356	353,402	359,547

Impaired lending portfolio, gross[5]	1,805	1,856	4	18	5,056	4,902	0	0	6,865	6,776

of which: related to reclassified securities					1,090	735			1,090	735

Estimated liquidation proceeds of collateral for impaired loans	(530)	(579)	0	(3)	(1,670)	(1,286)	0	0	(2,200)	(1,868)

of which: related to reclassified securities					(958)	(557)			(958)	(557)

Impaired lending portfolio, net of collateral	1,275	1,277	4	15	3,386	3,616	0	0	4,665	4,908

Allocated allowances for impaired lending portfolio	984	1,081	4	16	1,642	1,953	0	0	2,630	3,050

Other allowances for lending portfolio	49	41	0	0	0	0	0	0	49	41

Total allowances for credit losses in lending portfolio	1,034	1,122	4	16	1,642	1,953	0	0	2,680	3,091

Allowances and provisions for credit losses outside of lending portfolio	19	20	0	0	117	120	5	0	141	140

Ratios

Allowances for lending portfolio as a % of total lending portfolio, gross	0.5	0.6	0.0	0.1	1.2	1.4	0.0	0.0	0.8	0.9

Impaired lending portfolio as a % of total lending portfolio, gross	0.9	0.9	0.0	0.1	3.8	3.5	0.0	0.0	1.9	1.9

Impaired lending portfolio excluding reclassified securities as a % of total lending portfolio, gross excluding reclassified securities					3.5	3.5			1.7	1.8

Allocated allowances as a % of impaired lending portfolio, gross	54.5	58.2	100.0	88.9	32.5	39.8	0.0	0.0	38.3	45.0

Allocated allowances as a % of impaired lending portfolio, net of collateral	77.2	84.7	100.0	106.7	48.5	54.0	0.0	0.0	56.3	62.1

1 Includes Global Asset Management and the Corporate Center.   2 This excludes reclassified loan underwriting positions with a value of CHF 1,789 million as of 31.12.09 (30.9.09: CHF 2,163 million), which are included in the risk view of loan exposures.   3 Excludes loans designated at fair value, but includes margin accounts for exchange-traded derivatives transactions, cash collateral delivered for OTC derivatives and cash current accounts from prime brokerage (cash leg) of total CHF 70,121 million (of which Due from banks: CHF 29,770 million, of which Loans: CHF 40,351 million) (30.9.09: CHF 74,004 million, of which Due from banks: CHF 31,392 million, of which Loans: CHF 42,612 million).   4 Reconciles to the balance sheet carrying values of Due from banks and Loans, which are reported net of allowances for credit losses.   5 Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions.

Risk management and control

Composition of UBS credit risk

The tables in this section provide an update as at 31 December 2009 of the composition of UBS’s credit risk exposures in its key lending portfolios in the Wealth Management & Swiss Bank and Investment Bank business divisions.

Wealth Management & Swiss Bank – lending portfolio
The table below shows the composition of the lending portfolio for Wealth Management & Swiss Bank as detailed in the “Allowances and provisions for credit losses”

table on the previous page, including both Due from banks and Loans.

Overall, the composition of Wealth Management & Swiss Bank’s lending portfolio remained stable over the quarter. On 31 December 2009, over 90% of the portfolio was secured by collateral and half of the unsecured loan portfolio continued to be rated investment grade. Approximately 60% of unsecured loans related to cash flow-based lending to corporate counterparties. In addition, 20% of the unsecured loans related to lending to central or local governments.

Wealth Management & Swiss Bank: composition of lending portfolio, gross
CHF million	31.12.09		30.9.09
Secured by residential property	122,106	61.1%	122,213	60.8%

Secured by commercial/industrial property	20,378	10.2%	20,156	10.0%

Secured by securities	39,136	19.6%	38,824	19.3%

Lending to banks	2,683	1.3%	2,600	1.3%

Unsecured loans	15,558	7.8%	17,332	8.6%

Total lending portfolio, gross	199,861	100.0%	201,125	100.0%

Total lending portfolio, net[1]	198,714		200,003

1 Net of allowances and credit hedges.

Update on BlackRock fund

In second quarter 2008, UBS sold a portfolio of US residential mortgage-backed securities (RMBSs) for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “RMBS fund”), a special purpose entity managed by BlackRock Financial Management, Inc. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors, and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS.

The RMBS fund amortizes the loan through monthly payments based upon amounts collected in respect of the underlying assets. These collections are allocated to the payment of interest on and principal of the loan, and to the holders of equity interests in the RMBS fund in accordance with the terms of the loan agreement.

Allocations to equity holders may be reduced or suspended in the event of specified declines in the aggregate notional balance of the portfolio, and UBS may assume control of the underlying assets in the event of a specified further decline in the notional balance.

As at 31 December 2009, the loan had a balance outstanding of USD 7.1 billion (USD 7.5 billion at 30 September 2009), taking into account amounts held in escrow. Collections have been slower in 2009 than in 2008, primarily due to lower levels of voluntary prepayments and reductions in floating rate interest payments, in addition to the fact that the portfolio has amortized over time. The aggregate notional balance of the RMBS fund’s assets collateralizing the loan on 31 December 2009 was USD 16.0 billion. By notional balance, this portfolio was comprised primarily of Alt-A (52%) and sub-prime (32%) credit grades. In terms of priority, the portfolio was dominated by senior positions (92%).

The RMBS fund is not consolidated in UBS’s financial statements. UBS continues to monitor the RMBS fund and its performance, and will reassess the consolidation status if events warrant, and deterioration of the underlying RMBS mortgage pools indicates that the equity investors in the fund no longer receive the majority of the risks and rewards. UBS also continues to assess the loan to the RMBS fund to determine whether it has been impaired. Developments through fourth quarter 2009 have not altered UBS’s conclusion that consolidation is not required, and the loan is not considered impaired.

Risk and treasury management

Investment Bank – banking products
The tables below show the composition of the Investment Bank’s credit exposures in its banking products portfolio based on UBS’s internal management view of credit risk.

The table below provides a bridge from the total banking products portfolio (loans, contingent claims and undrawn irrevocable credit facilities) according to IFRS to the internal management view of banking products exposure to corporates and other non-banks, gross and net after credit hedges. The second table provides a breakdown of the rating and loss given default profiles of this portfolio, with additional detail provided on the sub-investment grade component.
The net banking products exposure after credit hedges remained stable at CHF 41.3 billion at the end of the fourth quarter compared with CHF 41.7 billion at the end of the third quarter. Approximately 65% of the net banking products exposures after the application of credit hedges were classified as investment grade. According to UBS’s assessment the vast majority of its sub-investment grade exposures had a loss given default of 0–50%.
Loss given default is determined based on the likely recovery rate of any defaulted claims. Recovery rates are dependent upon the type of counterparty in addition to any credit mitigation such as whether collateral is held.

Investment Bank: net banking products exposure to corporates and other non-banks
CHF million	31.12.09	30.9.09

Loans	90,700	96,161

Contingent claims and undrawn irrevocable credit facilities	56,228	56,878

Total (IFRS view)	146,928	153,039

less: internal risk adjustments

margin accounts, cash collateral posted, other[1]	(36,455)	(35,817)

reclassified securities[2]	(19,255)	(20,322)

acquired auction rate securities	(7,982)	(8,078)

traded loan commitments and funded risk participations	(1,152)	(1,617)

Gross banking products exposure	82,084	87,205

less: specific allowances for credit losses and loan loss provisions[3]	(1,520)	(1,839)

Net banking products exposure	80,564	85,366

less: credit protection bought (credit default swaps)	(39,314)	(43,671)

Net banking products exposure to corporates and other non-banks, after application of credit hedges	41,250	41,695

1 Includes margin accounts for ETD transactions, cash collateral posted by UBS against negative replacement values for OTC derivatives, cash/current accounts from prime brokerage (cash legs) and valuation differences caused by a different exposure treatment in Risk Control than in IFRS.   2 Includes reclassified auction rate securities in the amount of CHF 8.2 billion (30.9.09: CHF 8.4 billion).   3 Does not include other allowances for credit losses for an amount of CHF 188 million (30.9.09: CHF 183 million).

Investment Bank: distribution of net banking products exposure to corporates and other non-banks, after application of credit hedges, across UBS internal rating and loss given default (LGD) buckets
CHF million			31.12.09						30.9.09
	Moody’s			Loss given default (LGD) buckets
	Investors	Standard &						Weighted		Weighted
	Services	Poor's						average		average
UBS internal rating	equivalent	equivalent	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	LGD (%)

Investment grade	Aaa–Baa3	AAA–BBB-	26,273	9,850	10,689	3,107	2,628	39	27,266	36

Sub-investment grade			14,977	6,492	5,571	2,330	583	32	14,430	28

of which: 6	Ba1	BB+	1,407	102	942	302	62	47	1,229	45

of which: 7	Ba2	BB	2,044	1,210	339	338	157	33	2,004	27

of which: 8	Ba2	BB	1,293	342	705	228	18	37	1,471	36

of which: 9	Ba3	BB-	2,151	896	965	265	26	31	1,768	28

of which: 10	B1	B+	1,486	525	720	139	102	32	1,067	32

of which: 11	B2	B	2,168	1,104	661	396	7	30	2,301	22

of which: 12	B3	B-	1,684	1,287	277	65	55	18	1,588	17

of which: 13	Caa to C	CCC to C	357	158	133	63	3	31	327	32

of which: defaulted		D	2,386	870	830	535	151	44	2,675	28

Net banking products exposure to corporates and other non-banks, after application of credit hedges			41,250	16,342	16,260	5,437	3,211	37	41,695	33

Risk management and control

Market risk

Market risk is the risk of loss resulting from changes in market variables of two broad types: general market risk factors and specific components. General market risk factors include changes in interest rates, exchange rates, equity market indices, commodity prices and general credit spreads. Specific components relate to prices of debt and equity instruments, which result from factors and events particular to individual companies or entities.

Most of UBS’s market risk comes from the Investment Bank’s trading activities. Group Treasury, part of the Corporate Center, assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss, and capital and liquidity management responsibilities. The wealth and asset management operations of UBS take limited market risk in support of client business.

Value at Risk – definition and limitations
Value at Risk (VaR) is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.

Actual realized market risk losses may differ from those implied by VaR measures for a variety of reasons. For example, the historical period used in creating the VaR measure may have experienced fluctuations in market rates and prices that differ from those in the future; the firm’s intraperiod trading may mute or accentuate the losses; and the impact on revenue of a market move may differ from that assumed by the VaR model. All VaR measures are subject to these limitations to some extent and must be interpreted accordingly. UBS continues to review the performance of its VaR implementation and will continue to enhance its VaR model in order to more accurately capture the relationships between the market risks associated with its risk positions, as well as the revenue impact of large market movements for particular trading positions.
As a complement to VaR, UBS runs macro stress scenarios bringing together various combinations of market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.

UBS: Value at Risk (1-day, 95% confidence, five years of historical data)
	For the quarter ended 31.12.09				For the quarter ended 30.9.09
CHF million	Min.	Max.	Average	31.12.09	Min.	Max.	Average	30.9.09

Business divisions

Investment Bank	46	59	51	54	43	59	51	57

Wealth Management & Swiss Bank	0	0	0	0	0	0	0	0

Wealth Management Americas	2	3	3	3	2	3	2	3

Global Asset Management	0	0	0	0	0	0	0	0

Corporate Center	3	10	4	4	2	8	4	3

Diversification effect	[1]	[1]	(6)	(7)	[1]	[1]	(5)	(5)

Total management VaR[2]	46	59	52	54	44	59	52	58

Diversification effect (%)			(10)	(11)			(9)	(8)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  2  Includes all positions subject to internal management VaR limits.

Investment Bank: Value at Risk (1-day, 95% confidence, five years of historical data)
	For the quarter ended 31.12.09				For the quarter ended 30.9.09
CHF million	Min.	Max.	Average	31.12.09	Min.	Max.	Average	30.9.09

Risk type

Equities	14	35	21	21	20	36	28	30

Interest rates	16	29	21	23	16	27	22	20

Credit spreads	46	55	49	50	33	49	41	49

Foreign exchange	2	7	3	4	2	8	4	5

Energy, metals and commodities	2	5	3	3	3	5	4	4

Diversification effect	[1]	[1]	(46)	(47)	[1]	[1]	(48)	(51)

Total management VaR[2]	46	59	51	54	43	59	51	57

Diversification effect (%)			(47)	(47)			(48)	(47)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  2 Includes all positions subject to internal management VaR limits.

Risk and treasury management

Value at Risk – measures
UBS uses VaR for internal risk management purposes and also to determine its regulatory capital for market risk. As detailed in UBS’s financial report for third quarter 2009, UBS received approval from the Swiss Financial Market Supervisory Authority (FINMA) to change the calibration of its management VaR from a 10-day 99% measure to a 1-day 95% measure. This measure more accurately reflects the way that trading risks are viewed and managed by the business, can be directly compared with daily mark to market revenues, and is generally considered a more stable measure of market risk. UBS’s reported VaR is based on the 1-day 95% management VaR measure. UBS continues to use a 10-day 99% VaR to determine regulatory capital for market risk and a 1-day 99% measure to backtest its VaR model in accordance with Basel II and FINMA requirements. All of UBS’s VaR measures are based on five years of historical data.

The tables on the previous page show UBS’s 1-day 95% management VaR for UBS Group and the Investment Bank. The Investment Bank’s market risk profile was stable in the period, which was reflected in an unchanged average management VaR (1-day, 95% confidence) at CHF 51 million in fourth quarter 2009, compared with the same exposure reported in the third quarter. Period-end VaR was slightly lower at CHF 54 million on 31 December 2009 compared with CHF 57 million on 30 September 2009. Credit spread risk continued to be the dominant component of the Investment Bank’s VaR.

VaR for UBS Group as a whole followed a similar pattern to Investment Bank VaR.

Backtesting
Backtesting compares 1-day 99% regulatory VaR calculated on positions at the close of each business day, with the revenues generated by those positions on the following business day. These backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A “backtesting exception” occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.

UBS did not experience any backtesting exceptions either in fourth quarter 2009 or the prior quarter.
In the first histogram, daily backtesting revenues are shown for the 12 months ended 31 December 2009. In the second histogram, the daily backtesting revenues are

Investment Bank:
backtesting revenues distribution1

1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and estimated revenues from intraday trading.

Investment Bank:
analysis of negative backtesting revenues1

1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and estimated revenues from intraday trading. Analysis for loss days only.

Risk management and control

compared with the corresponding VaR over the same 12-month period for days when the backtesting revenues are negative. A positive result in this histogram represents a loss less than VaR, while a negative result represents a loss greater than VaR and is therefore a backtesting exception.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. Operational risks are monitored and, to the extent possible, controlled and mitigated.

UBS recognizes that it cannot eliminate all operational risks and, even where possible, it may not always be cost-effective to do so.
Many potential causes of loss are identified before their probability, timing or amounts of future costs are known with certainty. IFRS require UBS to make provisions for present obligations due to past events based on a best estimate of the liability, when it is probable that a payment will be required, and where the amount can be reliably estimated, even if the amount to be paid has not yet been determined. This requires an exercise of judgment. Once UBS is able to quantify any potential operational risk with a reasonable degree of accuracy, the corresponding provision will be revised accordingly.
UBS is also required to hold capital against operational risk, which is converted into a risk-weighted asset (RWA) equivalent. UBS uses a model for the quantification of operational risk which meets the regulatory capital standards specified by the Basel II Advanced Measurement Approach (AMA). The model consists of a historical component to calculate an expected loss figure, that is based on actual internal losses experienced by UBS. The model also calculates an unexpected loss component which is based on a set of generic scenarios covering the types of operational risks to which UBS is exposed.
è	Refer to the “Capital management” section of this report for more information on the development of RWA for operational risk

Risk concentrations

A concentration of risk exists where: (i) a position in financial instruments is affected by changes in a group of correlated factors, or a group of positions is affected by changes in the same risk factor or a group of correlated factors; and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses.

The identification of risk concentrations requires judgment as potential future developments cannot be predicted and may vary from period to period. In determining whether a concentration of risk exists, UBS considers a number of elements, both individually and in the aggregate. These elements include: the shared characteristics of the instruments; the size of the position or group of positions; the sensitivity of the position or group of positions to changes in risk factors; and the volatility and correlations of those factors. Also important in this assessment is the liquidity of the markets in which the instruments are traded, and the availability and effectiveness of hedges or other potential risk mitigants. The value of a hedge instrument may not always move in line with the position being hedged and this mismatch is referred to as basis risk.
If a risk concentration is identified, it is assessed to determine whether it should be reduced or mitigated, and the available means to do so are also evaluated. Identified risk concentrations are subject to increased monitoring.

Identified risk concentrations

Based on UBS’s assessment of its portfolios and asset classes with potential for material loss in a stress scenario relevant to the current environment, the firm believes that its exposures to monoline insurers and student loan auction rate securities as shown on the next pages can be considered as risk concentrations according to the abovementioned definition.

It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of the report, particularly if the correlations that emerge in a stressed environment differ markedly from those anticipated by UBS. The firm is exposed to price risk, basis risk, credit spread risk and default risk, and other idiosyncratic and correlation risks on both equities and fixed income inventories. UBS is also exposed to price risk on the option to acquire the SNB StabFund’s equity.
In addition, the firm has lending, counterparty and country risk exposures that could sustain significant losses if economic conditions were to worsen.
è	Refer to the “Discussion of market risk, credit risk and operational risk” above in this section for more information on the risks to which UBS is exposed

Risk and treasury management

Exposure to monoline insurers
The vast majority of UBS’s direct exposures to monoline insurers arise from over-the-counter derivative contracts, mainly credit default swaps (CDSs) purchased to hedge specific positions. The table below shows the CDS protection bought from monoline insurers to hedge specific positions.

Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDSs after credit valuation adjustments. This, in turn, depends on the valuation of the instruments against which protection has been bought. A positive fair value, or a valuation gain, on the CDS is recognized if the fair value of the instrument the CDS is intended to hedge decreases. Changes in credit valuation adjustments (CVA) are driven by changes in CDS fair value and also by movements in monoline credit spreads.
The table below shows that the fair values of the remaining assets hedged with monoline insurers increased over the period with a corresponding decrease in the fair values of the related CDSs. As at 31 December 2009, approximately 75% of the remaining assets were collateralized loan obligations (CLOs), 20% were collateralized mortgage-backed securities and other asset-backed securities, and 5% related to US RMBS CDOs. The vast majority of the CLO positions were rated AA and above.

As at 31 December 2009, the total fair value of CDS protection purchased from monoline insurers was USD 2.3 billion after cumulative CVAs of USD 2.8 billion. The change in the CVA reported in the table below does not equal the profit or loss associated with this portfolio in fourth quarter 2009 as a significant portion of the underlying assets are classified as Loans and receivables for accounting purposes.
In addition to credit protection bought on the positions detailed in the table below, UBS held direct derivative exposure to monoline insurers of USD 329 million after CVAs of USD 199 million.

Exposure to monoline insurers, by rating[1]
USD million	31.12.09
				Fair value of CDSs		Fair value of CDSs
		Fair value of		prior to credit	Credit valuation	after credit
		underlying		valuation	adjustment	valuation
	Notional amount[3]	CDOs[4]		adjustment[5]	as of 31.12.09	adjustment
	Column 1	Column 2		Column 3 (=1–2)	Column 4	Column 5 (=3–4)

Credit protection on US sub-prime residential
mortgage-backed securities (RMBS) CDOs high grade[2]	2,352	457		1,895	1,463	432

of which: from monolines rated investment grade (BBB and above)	0	0		0	0	0

of which: from monolines rated sub-investment grade (BB and below)	2,352	457		1,895	1,463	432

Credit protection on other assets[2]	11,835	8,626	[6]	3,208	1,332	1,876

of which: from monolines rated investment grade (BBB and above)	2,345	1,911		433	72	361

of which: from monolines rated sub-investment grade (BB and below)	9,490	6,715		2,775	1,260	1,514

Total 31.12.09	14,187	9,083		5,103	2,795	2,308

Total 30.9.09	14,362	8,784		5,576	2,956	2,621

1 Excludes the benefit of credit protection purchased from unrelated third parties.   2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.   3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection.   4 CDOs = collateralized debt obligations.   5 CDSs = credit default swaps.   6 Includes USD 5.6 billion (CHF 5.8 billion) at fair value/ USD 6.0 billion (CHF 6.2 billion) at carrying value of assets that were reclassified to Loans and receivables from Held for trading in fourth quarter 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Risk management and control

Exposure to auction rate securities

Auction rate securities held by
the Investment Bank
Approximately USD 530 million at par value of student loan auction rate securities (ARS) were redeemed by issuers, or sold by UBS in the secondary market in fourth quarter 2009.

UBS repurchased USD 227 million at par value of student loan ARS in fourth quarter 2009, including approximately USD 219 million of student loan ARS where UBS accelerated the repurchase from clients to facilitate redemptions with issuers or re-sales. Combined with other redemptions directly with clients and amortizations, this resulted in an overall decrease of USD 316 million to USD 7,817 million as at 31 December 2009, in UBS’s commitment to repurchase student loan ARS from clients as described below.

UBS’s inventory of student loan ARS decreased by USD 206 million to USD 10,347 million at the end of the fourth quarter as the abovementioned redemptions, re-sales and amortizations more than offset the student loan ARS repurchased from clients in the period.

Approximately 69% of the collateral underlying UBS’s inventory of student loan ARS was backed by Federal Family Education Loan Program (FFELP) collateral, which was reinsured by the US Department of Education for not less than 97% of principal and interest. All student loan ARS positions held by UBS are held as Loans and receivables and are subject to an impairment test that includes a detailed review of the quality of the underlying collateral. Impairment charges incurred on UBS’s inventory of student loan ARS in fourth quarter 2009 were not significant.

Approximately 90% of the USD 7,817 million student loan ARS that UBS has committed to purchase from clients were backed by FFELP guaranteed collateral.

As at 31 December 2009, UBS also held inventory with a carrying value of USD 1,423 million in US municipal ARS, USD 1,097 million in US taxable auction preferred securities (APS) and USD 2,729 million in US tax-exempt APS. The vast majority of UBS’s inventory of municipal ARS were rated investment grade with approximately 85% rated A or higher. The vast majority of UBS’s inventory of

Student loan auction rate securities inventory
	Carrying value		Carrying value
USD million	as of 31.12.09		as of 30.9.09

US student loan auction rate securities	10,347	[1]	10,553

1 Includes USD 7.5 billion (CHF 7.7 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in fourth quarter 2008 and first quarter 2009. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Risk and treasury management

taxable and tax exempt APS were rated AAA. As at 31 December 2009, UBS had not incurred any impairment charges on its inventory of municipal ARS or taxable and tax-exempt APS. As at 30 September 2009, UBS held USD 1,418 million in US municipal ARS, USD 1,099 million in US taxable APS and USD 2,814 million in US tax-exempt APS.

Commitment to repurchase client
auction rate securities
UBS has committed to restore liquidity to certain client holdings of ARS. This commitment is in line with previously announced agreements in principle with various US state agencies, and the final settlements entered into with the Massachusetts Securities Division, the US Securities and Exchange Commission and the New York State Attorney General. The table below shows the maximum repurchase amount at par of student loan ARS required by the regulatory settlements, which would occur over various time periods according to client type, but not later than 2 July 2012.

Over the same time periods, UBS had also committed to repurchase from clients up to a maximum amount of USD 374 million of municipal ARS, and USD 212 million of taxable and tax-exempt auction preferred securities (APS) at par value on 31 December 2009. As at 30 September 2009, UBS had committed to repurchase from clients up to a maximum of USD 435 million of municipal ARS and USD 247 million of taxable and tax-exempt APS.

UBS anticipates that the maximum required repurchase amount of ARS is likely to decline over time, as issuers refinance their debt obligations and UBS works with issuers, industry peers and US government officials on restructuring initiatives and redemption opportunities.

In future periods, UBS will no longer disclose its inventory of and commitments to repurchase municipal ARS and taxable and tax-exempt APS, as the firm does not consider that they involve material risk exposure.

UBS will continue to disclose its inventory of and commitment to repurchase student loan ARS. The firm’s assessment of this exposure indicates that its risk profile has not changed materially since the prior quarter and it is considered a risk concentration.

Client holdings: student loan auction rate securities
Buy-back period
	Par value of maximum	Remaining		Par value of maximum
	required purchase	unpurchased holdings	Holdings of	required purchase
	as of 31.12.09	of private clients	institutional clients	as of 30.9.09
USD million		period ends 4.1.11	30.6.10 to 2.7.12

US student loan auction rate securities	7,817	93	7,724	8,133

Balance sheet

Balance sheet

Fourth quarter 2009 asset development

Developments in fourth quarter 2009

UBS continued to reduce its balance sheet during the fourth quarter – reducing it by CHF 136 billion to end the quarter with total assets of CHF 1,341 billion. Collateral trading assets fell by CHF 36 billion to CHF 180 billion, trading portfolio assets fell by CHF 29 billion to CHF 232 billion, and lending assets fell by CHF 13 billion to CHF 385 billion. These declines were partly offset by an increase in financial investments available-for-sale, which grew by CHF 23 billion to CHF 82 billion. In addition, replacement values (RVs) decreased to a similar extent on both sides of the balance sheet, as market movements drove a CHF 80 billion decrease in positive replacement values (to CHF 422 billion) and a CHF 77 billion decrease in negative replacement values (to CHF 410 billion).

Currency movements against the Swiss franc reduced the balance sheet by CHF 6 billion, excluding positive replacement values.
As in prior quarters, the reduction in UBS’s total assets was driven by reductions in the Investment Bank’s balance sheet, which declined by CHF 127 billion to CHF 992 billion. Wealth Management & Swiss Bank’s balance sheet decreased by CHF 17 billion to CHF 248 billion, while the Corporate Center’s balance sheet decreased by CHF 6 billion to CHF 27 billion. Wealth Management Americas’ balance sheet increased by CHF 16 billion to CHF 53 billion. The balance sheet size of Global Asset Management remained relatively stable at CHF 20 billion.

Lending and borrowing

Lending
Cash and balances with central banks was CHF 21 billion on 31 December 2009 – a decrease of CHF 6 billion from the prior quarter-end, mainly due to lower overnight deposits with central banks. Due from banks slightly decreased by CHF 1 billion to CHF 47 billion. Loans were reduced by CHF 5 billion to CHF 307 billion on 31 December 2009, mainly due to lower variation margins for derivative instruments.

Borrowing
The reduction in trading and lending assets led to a corresponding decrease in funding needs. This was reflected in a CHF 36 billion drop in unsecured funding to CHF 720 billion. This reduction was mainly spread across money market paper issuance, which decreased by CHF 15 billion to CHF 52 billion, and interbank borrowings (Due to banks), which decreased by CHF 20 billion to CHF 65 billion on 31 December 2009. Customer deposits (Due to customers) amounted to CHF 410 billion on 31 December 2009, a decrease of CHF 2 billion mainly attributable to currency movements. Long-term debt issued increased by CHF 1 billion, to CHF 80 billion, as issuances of CHF 4.5 billion, mainly covered bonds, more than offset redemptions. Financial liabilities designated at fair value remained stable at CHF 113 billion.

Repurchase/reverse repurchase agreements
and securities borrowing/lending

In the fourth quarter, cash collateral on securities borrowed and reverse repurchase agreements declined by CHF 36 billion to CHF 180 billion, due to a continued shift in the composition of UBS’s investment portfolio into debt instruments and from a reduction in the matched book (a repurchase agreement portfolio comprised of assets and liabilities with equal maturities and equal value so that the market risks substantially cancel each other out). The reduction of the matched book is also reflected on the liabilities side by a decrease in UBS’s secured funding volume by CHF 14 billion to CHF 72 billion.

è	Refer to the discussion of “Financial investments available-for-sale” in this section for more information

Risk and treasury management

Trading portfolio

During the fourth quarter, the trading portfolio further dropped by CHF 29 billion to CHF 232 billion and its composition changed slightly. Money market paper was reduced by CHF 29 billion (mainly treasury bills), of which CHF 15 billion has been reinvested to Financial investments available-for-sale, other debt instruments decreased by CHF 8 billion and traded loans decreased by CHF 2 billion, and was partially offset by equity instruments and precious metals which increased by CHF 7 billion and CHF 2 billion, respectively.

Replacement values

The positive and negative replacement values (RVs) of derivative instruments developed in parallel and decreased by CHF 80 billion and CHF 77 billion, ending the fourth quarter at CHF 422 billion and CHF 410 billion, respectively. Decreases in RVs occurred in interest rate contracts, which dropped by CHF 39 billion related to an upward shift in interest rate yield curves across all major currencies (specifically US dollar, euro and UK sterling), while foreign exchange contracts declined by CHF 18 billion related to a weakening of the euro and Japanese yen against the US dollar, and credit derivative contracts declined by CHF 15 billion due to a tightening of credit spreads. The table “Derivative instruments” illustrates the notional values related to positive and negative RVs as well as the impact on RVs of capital adequacy and cash collateral netting compared with more restrictive IFRS netting.

Financial investments available-for-sale/Other assets

Financial investments available-for-sale grew by CHF 23 billion to CHF 82 billion in the fourth quarter. UBS’s strategic decision to rebalance its investment portfolio led to a further shift from reverse repurchase agreements and trading port-

folios into debt instruments available-for-sale. These instruments include high quality liquid short-term securities issued by governments and government-controlled institutions in various currencies, mainly US dollars and euros. Other assets included CHF 3 billion of prepaid pension assets as of 31 December 2009.

Shareholders’ equity

Equity attributable to UBS shareholders was CHF 41.0 billion on 31 December 2009, a CHF 1.5 billion increase compared with 30 September 2009 driven by the Group’s net profit of CHF 1.2 billion in fourth quarter 2009.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information

Balance sheet trend

Balance sheet

Derivative instruments
	31.12.09
	Positive	Notional values	Negative	Notional values	Other
	replacement	related to Positive	replacement	related to Negative	notional
CHF billion	values	replacement values	values	replacement values	values[2]

Derivative instruments

Interest rate contracts	215	9,001	204	8,705	16,221

Credit derivative contracts	79	1,270	71	1,221	0

Foreign exchange contracts	97	3,344	101	3,174	2

Equity/index contracts	25	148	29	157	7

Commodity contracts, including precious metals contracts	6	43	6	41	3

Total, based on IFRS netting[1]	422	13,806	410	13,297	16,232

Replacement value netting, based on capital adequacy rules	(313)		(313)

Cash collateral netting	(37)		(33)

Total, based on capital adequacy netting[3]	71	13,806	64	13,297	16,232

	30.9.09
	Positive	Notional values	Negative	Notional values	Other
	replacement	related to Positive	replacement	related to Negative	notional
CHF billion	values	replacement values	values	replacement values	values[2]

Derivative instruments

Interest rate contracts	254	9,258	241	8,899	17,487

Credit derivative contracts	93	1,362	82	1,279	0

Foreign exchange contracts	115	3,359	121	3,190	7

Equity/index contracts	31	288	37	394	29

Commodity contracts, including precious metals contracts	6	49	6	48	21

Total, based on IFRS netting[1]	501	14,316	487	13,810	17,544

Replacement value netting, based on capital adequacy rules	(373)		(373)

Cash collateral netting	(37)		(40)

Total, based on capital adequacy netting[3]	91	14,316	74	13,810	17,544

	31.12.08
	Positive	Notional values	Negative	Notional values	Other
	replacement	related to Positive	replacement	related to Negative	notional
CHF billion	values	replacement values	values	replacement values	values[2]

Derivative instruments

Interest rate contracts	375	10,593	369	10,449	15,530

Credit derivative contracts	197	1,887	185	1,767	0

Foreign exchange contracts	222	3,138	227	2,885	2

Equity/index contracts	35	275	47	257	34

Commodity contracts, including precious metals contracts	25	150	24	171	14

Total, based on IFRS netting[1]	854	16,044	852	15,528	15,579

Replacement value netting, based on capital adequacy rules	(652)		(652)

Cash collateral netting	(41)		(53)

Total, based on capital adequacy netting[3]	161	16,044	147	15,528	15,579

1 Replacement values based on International Financial Reporting Standards netting. Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of UBS’s restated annual report for 2008.   2 Receivables resulting from these derivatives are recognized on UBS’s balance sheet under Due from banks and Loans: CHF 1.6 billion (31 December 2009), CHF 1.3 billion (30 September 2009) and CHF 0.2 billion (31 December 2008). Payables resulting from these derivatives are recognized on UBS’s balance sheet under Due to banks and Due to customers: CHF 1.6 billion (31 December 2009), CHF 0.9 billion (30 September 2009) and CHF 0.1 billion (31 December 2008).   3 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.

Risk and treasury management

Liquidity and funding management

Liquidity and funding management

UBS defines liquidity as the ability to fund assets at acceptable costs and meet obligations as they come due.

Market liquidity overview: fourth quarter 2009

The outlook for the global economy suggested economic recovery for most of the world’s major economies. Financial institutions’ credit spreads declined further during the fourth quarter, albeit less markedly than during the preceding quarter. Public term-debt markets continued to see significant activity as investor demand for bank paper remained intact. However, long-term debt issuance volumes were somewhat lower than in the two preceding quarters, but the proportion of senior unsecured issuance continued to rise compared with government-guaranteed and covered bonds.

Signs of overall market stabilization and improvement were reflected by the announcement of the US Treasury of the expiration of its bank capital-purchase program and as both the European Central Bank and the Bank of England signaled that they would gradually reduce their economic stimulus measures. Nevertheless, the sentiment was generally cautious and primary central banks continued to hold benchmark interest rates at record lows.

Liquidity

UBS continuously tracks its liquidity position and asset/liability profile. This involves monitoring its contractual and behavioral maturity profiles, projecting and modeling its liquidity exposures under various stress scenarios and monitoring its secured funding capacity. The results are then factored into the overall contingency plans of UBS. The underlying assumptions in the analysis encompass the characteristics that have emerged in the recent market turmoil, such as continued risk aversion and dislocation in terms of money markets and market liquidity being limited to a very narrow range of asset classes. The severity of the assumptions underlying UBS’s current stress scenario analysis exceeds the worst conditions experienced during the recent financial crisis.

UBS seeks to preserve at all times a prudent liquidity and funding profile, a balanced asset/liability profile and robust contingency planning processes. UBS continues to maintain a substantial multi-currency portfolio of unencumbered high-quality short-term assets, while UBS’s global scope and range of businesses provides broadly diversified funding sources.
Fourth quarter 2009 once again saw outflows of client assets but, as in past quarters, this did not significantly im-

pact UBS’s liquidity situation. This is because only the cash component of these outflows constitutes a direct loss of funding. These outflows were more than offset by the continued reduction of balance sheet assets and access to ample funding from alternative sources within the firm’s diversified funding base.

Funding profile

UBS maintains a portfolio of liabilities that is broadly diversified by market, product and currency. The vast product offerings and global scope of the firm’s business activities are the primary reasons for its funding stability to date.

UBS’s wealth management businesses continue to represent valuable and cost-efficient sources of funding. These businesses contributed CHF 323 billion, or 79%, of the CHF 410 billion total customer deposits shown in the “UBS asset funding” graph below. Compared with the CHF 307 billion of net loans as of 31 December 2009, customer deposits provided 134% coverage (versus 135% on 30 September 2009). In terms of secured funding (i.e. repurchase agreements and securities lent against cash collateral received), UBS borrows less cash on a collateralized basis than it lends, leading to a surplus of net securities sourced (and capable of being re-hypothecated) – shown as the CHF 108 billion cash-equivalent surplus in the “UBS asset funding” graph. Furthermore, funding is provided through numerous short-, medium- and long-term funding programs, which provide specialized investments to institutional and private clients in Europe, the US and Asia.

UBS asset funding

Liquidity and funding management

     In the fourth quarter, as part of its diversified funding strategy, UBS launched euro-denominated 5-year and 10-year covered bonds in the equivalent of approximately CHF 4.5 billion under the new covered bond program it created in the third quarter. The bonds are covered by a pool of prime, Swiss franc-denominated Swiss residential mortgages originated and serviced by UBS AG through its branch network in Switzerland. These offerings expand and enhance the diversification of UBS’s funding base among international covered bond investors. UBS also accessed approximately CHF 0.5 billion of additional new medium- to long-term funds during the fourth quarter via the Mortgage Bond Bank of the Swiss Mortgage Institutions by pledging high-quality Swiss residential mortgages. In the fourth quarter, UBS did not access the public senior unsecured long-term debt markets, nor did any public senior long-term debt mature, but continued to raise funds through medium-term notes and private placements. As a result, UBS’s total long-term debt outstanding (including financial liabilities at fair value) was stable at CHF 192 billion on 31 December 2009 compared with 30 September 2009.

At the end of fourth quarter 2009, the overall composition of UBS’s funding sources, illustrated in the pie charts below, was broadly similar to the prior quarter-end. There was a slight but continued shift away from short-term money market paper and interbank debt towards more long-term debt, demand and savings deposits. These sources amount to CHF 792 billion on the balance sheet and comprise Repurchase agreements, securities lending against cash collateral received, Due to banks, money market paper issued, Due to customers and long-term debt (including financial liabilities at fair value). Customer time and demand deposits, excluding fiduciary deposits, accounted for 34%, versus 31% on 30 September 2009, and savings deposits for 13%, stable versus 30 September 2009, of UBS’s funding sources. The proportion of UBS’s funding from long-term debt, including financial liabilities designated at fair value, was up to 24%, from 23%, at the end of the fourth quarter, partly reflecting UBS’s above-mentioned debt issuances. The proportion of funding through money market paper issuance dropped to 7% from 8% during the fourth quarter. Compared with the prior quarter-end, the proportion of funding from fiduciary deposits remained stable at 5%, while the relative share of short-term interbank borrowing dropped to 8% from 10%. During the fourth quarter, UBS decreased its secured funding, resulting in its proportion declining slightly to 9% from 10%, primarily through repurchase agreements and, to a lesser extent, through cash collateral received for securities lent.

UBS: funding by product type

UBS: funding by currency

Risk and treasury management

Capital management

Capital management

Regulatory developments

Following the Basel II capital framework enhancements and the revisions to the Basel II market risk framework issued by the Basel Committee on Banking Supervision (the Committee) in July 2009, the Group of Central Bank Governors and Heads of Supervision (the oversight body of the Committee) met in September 2009 to review measures to strengthen the regulation, supervision and risk management of the banking sector.

In December 2009, the Committee has issued for consultation a package of proposals to strengthen global capital and liquidity regulations with the goal of promoting a more resilient banking sector. Based on the above, the Committee initiated a comprehensive impact assessment of the capital and liquidity standards, which will be carried out in the first half of 2010. The Committee also will consider appropriate transition and grandfathering arrangements. Together, these measures are intended to promote a better balance between financial innovation, economic efficiency and sustainable growth over the long run.

Capital ratios

On 31 December 2009, UBS’s BIS tier 1 capital ratio was 15.4% and its BIS total capital ratio was 19.8%, up from 15.0% and 19.4%, respectively, on 30 September 2009. While the BIS tier 1 capital increased by CHF 0.2 billion to CHF 31.8 billion, the risk-weighted assets (RWA) decreased by CHF 4.2 billion to CHF 206.5 billion.

è	Refer to the table “Capital adequacy” below and the discussion of “Eligible capital” in this section for more information

Risk-weighted assets

To facilitate comparability, UBS determines published RWA according to the Basel II Capital Accord (BIS guidelines). However, the RWA calculated by UBS for supervisory purposes is based on regulations of the Swiss Financial Market Supervisory Authority (FINMA), which result in higher RWA than under the BIS guidelines. BIS RWA changes for each component for fourth quarter 2009 are as follows:

Credit risk
RWA for credit risk dropped to CHF 140.5 billion on 31 December 2009 from CHF 142.3 billion on 30 September 2009. The reduction was primarily related to lower derivatives RWA of CHF 1.4 billion and reduced RWA on security finance transactions of CHF 1.3 billion, and was partially offset by an increase of CHF 1.0 billion RWA for securitization due to downgrades and increased exposures.

è	Refer to the “Risk management and control” section of this report for more information about credit risk

Non-counterparty-related assets
In the fourth quarter, RWA for non-counterparty-related assets slightly decreased to CHF 7.0 billion from CHF 7.2 billion in the third quarter.

Market risk
RWA for market risk decreased by CHF 3.4 billion to CHF 12.9 billion on 31 December 2009, mainly due to lower value-at-risk multipliers.

è	Refer to the “Risk management and control” section of this report for more information about market risk

Capital adequacy
CHF million, except where indicated	31.12.09	30.09.09	31.12.08

BIS tier 1 capital	31,798	31,583	33,154

of which: hybrid tier 1 capital	7,224	7,357	7,393

BIS total capital	40,941	40,887	45,367

BIS tier 1 capital ratio (%)	15.4	15.0	11.0

BIS total capital ratio (%)	19.8	19.4	15.0

BIS risk-weighted assets	206,525	210,763	302,273

of which: credit risk[1]	140,494	142,277	222,563

of which: non-counterparty-related risk	7,026	7,229	7,411

of which: market risk	12,861	16,258	27,614

of which: operational risk	46,144	44,999	44,685

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Capital management

Operational risk
RWA for operational risk increased to CHF 46.1 billion on 31 December 2009 from CHF 45.0 billion on 30 September 2009. This was mainly attributable to the regular scenario recalibration of operational risk events experienced in the fourth quarter.

è	Refer to the “Risk management and control” section of this report for more information about operational risk

Eligible capital

In order to determine eligible BIS tier 1 and BIS total capital, specific adjustments must be made to equity attributable to UBS shareholders as defined by International Financial Reporting Standards (IFRS) and as shown on UBS’s balance sheet. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities, and own credit effects on liabilities designated at fair value. Unlike RWA, there is no difference in eligible capital between the BIS guidelines and FINMA regulations.

BIS tier 1 capital
BIS tier 1 capital amounted to CHF 31.8 billion on 31 December 2009, up CHF 0.2 billion compared with 30 September 2009. The increase is attributable to the CHF 1.2 billion fourth quarter 2009 gain recognized under IFRS. This positive impact was partly offset by CHF 0.5 billion of own share related components, CHF 0.3 billion accrual of the coupon for the mandatory convertible notes (MCNs) issued in March 2008 and by CHF 0.2 billion from other effects including foreign exchange.

BIS tier 2 capital
UBS accounts for CHF 0.1 billion of additional BIS upper tier 2 capital from eligible unrealized gains on financial investments available-for-sale. UBS’s lower tier 2 capital, which consists of subordinated long-term debt issued in various currencies and with different maturities, decreased by CHF 0.1 billion in the fourth quarter to CHF 11.2 billion on 31 December 2009, predominantly due to foreign exchange movements against the Swiss franc.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at the Group level and expects that, in normal times, the ratio will be well above this. The FINMA leverage ratio is being progressively implemented until it is fully applicable on 1 January 2013.

On 31 December 2009, UBS’s Group FINMA leverage ratio improved to 3.93%, compared with the 30 September 2009 ratio of 3.51%. During the fourth quarter, average total assets prior to deductions decreased by CHF 132.1 billion, to CHF 1,426.2 billion as a result of UBS’s continued efforts to reduce its balance sheet. The reduction impacted average total adjusted assets, which declined to CHF 809.4 billion. The improved ratio was also

Capital components
CHF million	31.12.09	30.09.09	31.12.08

BIS tier 1 capital prior to deductions	47,367	46,093	48,758

of which: paid-in share capital	356	356	293

of which: share premium, retained earnings, currency translation differences and other elements	39,788	38,379	41,072

of which: non-innovative capital instruments	1,785	1,820	1,810

of which: innovative capital instruments	5,438	5,537	5,583

Less: treasury shares/deduction for own shares[1]	(2,424)	(1,324)	(1,488)

Less: goodwill & intangible assets	(11,008)	(11,020)	(12,950)

Less: other deduction items[2]	(2,138)	(2,166)	(1,167)

BIS tier 1 capital	31,798	31,583	33,154

Upper tier 2 capital	50	175	1,090

Lower tier 2 capital	11,231	11,295	12,290

Less: other deduction items[2]	(2,138)	(2,166)	(1,167)

BIS total capital	40,941	40,887	45,367

1 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards, and iii) accruals built for upcoming share awards   2 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: net long position of non-consolidated participations in the finance sector; expected loss on Advanced internal ratings-based portfolio less general provisions (if difference is positive); expected loss for equities (simple risk weight method); first loss positions from securitization exposures.

Risk and treasury management

driven by the increase in BIS tier 1 capital (as discussed earlier in this section). The table below shows the calculation of UBS’s Group FINMA leverage ratio as of 31 December 2009.

Equity attribution

UBS’s equity attribution framework aims to reflect the firm’s overarching objectives of maintaining a strong capital base and guiding each business towards activities with the best balance between profit potential, risk and capital usage. The design of the framework enables UBS to calculate and assess return on attributed equity (RoaE) in each of its business divisions and integrates Group-wide capital management activities with those at business division level.

In fourth quarter 2009, the average attributed equity for Wealth Management & Swiss Bank, Global Asset Management and the Investment Bank was unchanged from third quarter 2009 levels. The average equity attributed to Wealth Management Americas decreased by CHF 1 billion.
The “Average excess total equity” table on the next page shows that a total of CHF 44.5 billion of average equity was attributed to UBS’s business divisions and the Corporate Center in fourth quarter 2009. Equity attributable to UBS shareholders averaged CHF 40.3 billion during this period, which resulted in a deficit of CHF 4.2 billion.
Including equity attributable to minority interests (which primarily consists of tier 1 capital instruments issued by UBS),

UBS average total equity would exceed the average equity attributed to the business divisions and the Corporate Center by CHF 3.4 billion.

The Corporate Center continues to transfer interest income earned from managing UBS’s consolidated capital back to each business division.
RoaE for the individual business divisions is disclosed in the respective business division sections of this report.
è	Refer to the respective sections of this report for further information regarding the impact of interest income on the operating income of the business divisions

UBS share count

Total UBS shares issued on 31 December 2009 were 3,558,112,753 up from 3,558,104,265 shares on 30 September 2009. This minor change relates to employee option exercises that were satisfied by sourcing conditional capital. For this purpose a maximum of 150,023,646 new shares were available as of 31 December 2009.

It is expected that the CHF 13 billion mandatory convertible note (MCN) issued in March 2008 will lead to the issuance of 272,651,005 shares from conditional capital no later than 5 March 2010, the expiration date of the note.
è	Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report and to the “Shares and capital instruments” section of UBS’s restated annual report for 2008 for more information

FINMA leverage ratio calculation

CHF billion, except where indicated	Average 4Q09	Average 3Q09	Average 4Q08

Total assets (IFRS) prior to deductions[1]	1,426.2	1,558.3	2,211.7

Less: netting of replacement values[2]	(420.9)	(456.4)	(653.5)

Less: loans to Swiss clients (excluding banks)[3]	(161.4)	(161.6)	(165.5)

Less: cash and balances with central banks	(22.1)	(27.8)	(26.0)

Less: other[4]	(12.4)	(13.4)	(14.6)

Total adjusted assets	809.4	899.0	1,352.1

BIS tier 1 capital (at quarter-end)	31.8	31.6	33.2

FINMA consolidated leverage ratio (%)	3.93	3.51	2.45

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.   2 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.   3 Includes mortgage loans to international clients for properties located in Switzerland.   4 Refer to the “Capital components” table in this section for more information on deductions of assets from BIS tier 1 capital.

Average attributed equity
CHF billion	4Q09	3Q09	4Q08

Wealth Management & Swiss Bank	9.0	9.0	9.0

Wealth Management Americas	8.0	9.0	9.0

Global Asset Management	2.5	2.5	3.0

Investment Bank	24.0	24.0	26.0

Corporate Center	1.0	1.0	1.0

Surplus/(Deficit)	(4.2)	(9.0)	(8.5)

Average equity attributable to UBS shareholders	40.3	36.5	39.5

Capital management

Average excess total equity
CHF billion	4Q09

Average equity attributable to UBS shareholders	40.3

Average equity attributable to minority interests	7.7

Pro forma average total equity	47.9

Average equity attributed to business divisions and CC	44.5

Average excess total equity	3.4

     The number of issued shares may also be increased by a maximum of 100 million by using conditional capital created in connection with UBS’s transfer of illiquid assets to the SNB StabFund. Such an issuance would be subject to the final outcome of the disposal and unwinding of assets in the fund, which is not expected to occur within the near term. Finally, the Board of Directors is authorized until 27 February 2010 to increase the share capital through the issuance of a maximum of 5,001,246 shares.

Treasury shares

UBS shares are held primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. The total number of UBS shares held as treasury shares on 31 December 2009 was 37,553,872, which in substance was unchanged from 30 September 2009.

Distributions to shareholders

The decision whether to pay a dividend and the level of the dividend are dependent on UBS’s targeted capital ratios and its cash flow generation. In line with Swiss law, a dividend may only be paid out of balance sheet profit. The decision on dividend payments is proposed by the Board of Directors (BoD) to the shareholders and is subject to their approval at the annual general meeting. The BoD has decided not to propose any dividend for the financial year 2009.

UBS registered shares

UBS registered shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization
	As of			% change from
	31.12.09	30.9.09	31.12.08	30.9.09	31.12.08

Share price (CHF)	16.05	18.97	14.84	(15)	8

Market capitalization (CHF million)[1]	57,108	67,497	43,519	(15)	31

1 Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period-end. The total UBS ordinary shares issued do not reflect the 272.7 million UBS shares to be issued through the conversion of mandatory convertible notes placed with two investors in March 2008. In addition, the total UBS ordinary shares as of 31 December 2008 do not reflect the 332.2 million shares issued through the conversion of mandatory convertible notes issued in December 2008 and converted in August 2009. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are currently listed on the SIX Swiss Exchange, the New York Stock Exchange and the Tokyo Stock Exchange (TSE). UBS expects to de-list its shares from the TSE in the near future.

Ticker symbols

Trading exchange	Bloomberg	Reuters

SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	8657.T

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Financial information

(unaudited)

Financial information

Financial information (unaudited)

Income statement
		For the quarter ended			% change from		Year ended
CHF million, except per share data	Note	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.08	31.12.08

Continuing operations

Interest income	3	4,681	5,100	11,534	(8)	(59)	23,461	65,679

Interest expense	3	(2,932)	(3,445)	(9,879)	(15)	(70)	(17,016)	(59,687)

Net interest income	3	1,749	1,654	1,655	6	6	6,446	5,992

Credit loss (expense)/recovery		(83)	(226)	(2,310)	(63)	(96)	(1,832)	(2,996)

Net interest income after credit loss expense		1,667	1,428	(655)	17		4,614	2,996

Net fee and commission income	4	4,438	4,530	4,784	(2)	(7)	17,712	22,929

Net trading income	3	(62)	148	(9,132)		99	(324)	(25,820)

Other income	5	52	(340)	306		(83)	599	692

Total operating income		6,095	5,766	(4,696)	6		22,601	796

Personnel expenses	6	3,323	4,678	2,378	(29)	40	16,543	16,262

General and administrative expenses	7	1,547	1,367	3,723	13	(58)	6,248	10,498

Depreciation of property and equipment		280	231	395	21	(29)	1,048	1,241

Impairment of goodwill		0	0	0			1,123	341

Amortization of intangible assets		33	84	66	(61)	(50)	200	213

Total operating expenses		5,183	6,359	6,562	(18)	(21)	25,162	28,555

Operating profit from continuing operations before tax		912	(593)	(11,258)			(2,561)	(27,758)

Tax expense		(480)	(49)	(1,798)	(880)	73	(443)	(6,837)

Net profit from continuing operations		1,392	(544)	(9,460)			(2,118)	(20,922)

Discontinued operations

Profit from discontinued operations before tax		(25)	0	19			(7)	198

Tax expense		0	0	0			0	1

Net profit from discontinued operations		(25)	0	19			(7)	198

Net profit		1,368	(544)	(9,441)			(2,125)	(20,724)

Net profit attributable to minority interests		163	21	123	676	33	610	568

from continuing operations		162	21	123	671	32	600	520

from discontinued operations		1	0	0			10	48

Net profit attributable to UBS shareholders		1,205	(564)	(9,563)			(2,736)	(21,292)

from continuing operations		1,231	(564)	(9,582)			(2,719)	(21,442)

from discontinued operations		(26)	0	19			(17)	150

Earnings per share (CHF)

Basic earnings per share	8	0.32	(0.15)	(2.99)			(0.75)	(7.63)

from continuing operations		0.32	(0.15)	(3.00)			(0.74)	(7.68)

from discontinued operations		(0.01)	0.00	0.01			0.00	0.05

Diluted earnings per share	8	0.31	(0.15)	(2.99)			(0.75)	(7.63)

from continuing operations		0.32	(0.15)	(3.00)			(0.74)	(7.69)

from discontinued operations		(0.01)	0.00	0.01			0.00	0.05

Financial information

Statement of comprehensive income
	Quarter ended			Year ended
CHF million	31.12.09	30.9.09	31.12.08	31.12.09	31.12.08

Net profit	1,368	(544)	(9,441)	(2,125)	(20,724)

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	(98)	(771)	(2,207)	(35)	(4,509)

Foreign exchange amounts reclassified to the income statement from equity	(17)	90	65	(259)	202

Income tax relating to foreign currency translation movements	9		(223)	22	(17)

Subtotal foreign currency translation movements, net of tax	(106)	(681)	(2,365)	(272)	(4,324)

Financial investments available-for-sale

Net unrealized gains/(losses) on financial investments available-for-sale, before tax	35	(50)	(412)	157	(903)

Impairment charges reclassified to the income statement from equity	2	9	25	70	47

Realized gains reclassified to the income statement from equity	(4)	(5)	(469)	(147)	(645)

Realized losses reclassified to the income statement from equity	1	0	0	1	6

Income tax relating to net unrealized gains/(losses) on financial instruments available-for-sale	(16)	(12)	188	(54)	341

Subtotal net unrealized gains/(losses) on financial instruments available-for-sale, net of tax	18	(58)	(668)	27	(1,154)

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(268)	409	1,885	78	2,001

Net unrealized (gains)/losses reclassified to the income statement from equity	(194)	(354)	283	(756)	178

Income tax effects relating to cash flow hedges	101	(10)	(516)	257	(520)

Subtotal changes in fair value of derivative instruments designated as cash flow hedges	(361)	45	1,652	(421)	1,659

Total other comprehensive income	(450)	(694)	(1,381)	(667)	(3,818)

Total comprehensive income	918	(1,238)	(10,822)	(2,792)	(24,542)

Total comprehensive income attributable to minority interests	65	(270)	(316)	484	(77)

Total comprehensive income attributable to UBS shareholders	853	(968)	(10,506)	(3,276)	(24,465)

Financial information

Balance sheet
	As of			% change from
CHF million	31.12.09	30.9.09	31.12.08	31.12.08

Assets

Cash and balances with central banks	20,899	27,040	32,744	(36)

Due from banks	46,574	47,657	64,451	(28)

Cash collateral on securities borrowed	63,507	68,316	122,897	(48)

Reverse repurchase agreements	116,689	147,902	224,648	(48)

Trading portfolio assets	188,037	210,968	271,838	(31)

Trading portfolio assets pledged as collateral	44,221	50,294	40,216	10

Positive replacement values	421,694	501,333	854,100	(51)

Financial assets designated at fair value	10,223	10,989	12,882	(21)

Loans	306,828	311,890	340,308	(10)

Financial investments available-for-sale	81,757	58,954	5,248

Accrued income and prepaid expenses	5,816	5,809	6,141	(5)

Investments in associates	870	871	892	(2)

Property and equipment	6,212	6,272	6,706	(7)

Goodwill and intangible assets	11,008	11,066	12,935	(15)

Deferred tax assets	8,868	8,737	8,880	0

Assets of disposal groups held for sale	0	59

Other assets	7,336	7,896	9,931	(26)

Total assets	1,340,538	1,476,053	2,014,815	(33)

Liabilities

Due to banks	65,166	85,548	125,628	(48)

Cash collateral on securities lent	7,995	7,519	14,063	(43)

Repurchase agreements	64,175	78,457	102,561	(37)

Trading portfolio liabilities	47,469	53,496	62,431	(24)

Negative replacement values	409,943	487,265	851,864	(52)

Financial liabilities designated at fair value	112,653	112,901	101,546	11

Due to customers	410,475	412,191	465,741	(12)

Accrued expenses and deferred income	8,689	8,928	10,196	(15)

Debt issued	131,352	145,293	197,254	(33)

Liabilities associated with disposal groups held for sale	0	8

Other liabilities	33,986	37,190	42,998	(21)

Total liabilities	1,291,905	1,428,797	1,974,282	(35)

Equity

Share capital	356	356	293	22

Share premium	34,786	34,228	25,250	38

Net income recognized directly in equity, net of tax	(4,875)	(4,523)	(4,335)	(12)

Revaluation reserve from step acquisitions, net of tax	38	38	38	0

Retained earnings	11,751	10,546	14,487	(19)

Equity classified as obligation to purchase own shares	(2)	(50)	(46)	96

Treasury shares	(1,040)	(1,059)	(3,156)	67

Equity attributable to UBS shareholders	41,013	39,536	32,531	26

Equity attributable to minority interests	7,620	7,720	8,002	(5)

Total equity	48,633	47,256	40,533	20

Total liabilities and equity	1,340,538	1,476,053	2,014,815	(33)

Financial information

Statement of changes in equity
				Equity classified
				as obligation
				to purchase		Foreign currency
CHF million	Share capital	Share premium	Treasury shares	own shares	Retained earnings	translation

Balance at 31 December 2008	293	25,250	(3,156)	(46)	14,487	(6,309)

Issuance of share capital	63

Acquisition of treasury shares			(476)

Disposition of treasury shares			2,592

Net premium / (discount) on treasury share and own equity derivative activity		(1,268)

Premium on shares issued and warrants exercised		10,599

Employee share and share option plans		291

Tax benefits from deferred compensation awards		1

Transaction costs related to share issuances, net of tax		(87)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				44

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					(2,736)	(136)

Balance at 31 December 2009	356	34,786	(1,040)	(2)	11,751	(6,445)

	Financial		Revaluation	Total equity
	investments		reserve from step	attributable to
CHF million	available-for-sale	Cash flow hedges	acquisitions	UBS shareholders	Minority interests	Total equity

Balance at 31 December 2008	347	1,627	38	32,531	8,002	40,533

Issuance of share capital				63		63

Acquisition of treasury shares				(476)		(476)

Disposition of treasury shares				2,592		2,592

Net premium / (discount) on treasury share and own equity derivative activity				(1,268)		(1,268)

Premium on shares issued and warrants exercised				10,599		10,599

Employee share and share option plans				291		291

Tax benefits from deferred compensation awards				1		1

Transaction costs related to share issuances, net of tax				(87)		(87)

Dividends[1]				0	(849)	(849)

Equity classified as obligation to purchase own shares – movements				44		44

Preferred securities				0	(7)	(7)

New consolidations and other increases				0	3	3

Deconsolidations and other decreases				0	(13)	(13)

Total comprehensive income for the year recognized in equity	17	(421)		(3,276)	484	(2,792)

Balance at 31 December 2009	364	1,206	38	41,013	7,620	48,633

1 Includes dividend payment obligations for preferred securities.

Financial information

Statement of changes in equity
				Equity classified
				as obligation
				to purchase		Foreign currency
CHF million	Share capital	Share premium	Treasury shares	own shares	Retained earnings	translation

Balance at 31 December 2007	207	12,433	(10,363)	(74)	35,795	(2,600)

Issuance of share capital	86

Acquisition of treasury shares			(367)

Disposition of treasury shares			7,574

Net premium / (discount) on treasury share and own equity derivative activity		(4,626)

Premium on shares issued and warrants exercised		20,003

Employee share and share option plans		(1,961)

Tax benefits from deferred compensation awards		(176)

Transaction costs related to share issuances, net of tax		(423)

Dividends					(16)

Equity classified as obligation to purchase own shares – movements				28

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					(21,292)	(3,709)

Balance at 31 December 2008	293	25,250	(3,156)	(46)	14,487	(6,309)

	Financial		Revaluation	Total equity
	investments		reserve from	attributable to
CHF million	available-for-sale	Cash flow hedges	step acquisitions	UBS shareholders	Minority interests	Total equity

Balance at 31 December 2007	1,471	(32)	38	36,875	6,951	43,826

Issuance of share capital				86		86

Acquisition of treasury shares				(367)		(367)

Disposition of treasury shares				7,574		7,574

Net premium / (discount) on treasury share and own equity derivative activity				(4,626)		(4,626)

Premium on shares issued and warrants exercised				20,003		20,003

Employee share and share option plans				(1,961)		(1,961)

Tax benefits from deferred compensation awards				(176)		(176)

Transaction costs related to share issuances, net of tax				(423)		(423)

Dividends				(16)	(361)	(377)

Equity classified as obligation to purchase own shares – movements				28		28

Preferred securities				0	1,618	1,618

New consolidations and other increases				0	12	12

Deconsolidations and other decreases				0	(141)	(141)

Total comprehensive income for the year recognized in equity	(1,124)	1,659		(24,465)	(77)	(24,542)

Balance at 31 December 2008	347	1,627	38	32,531	8,002	40,533

Preferred securities[1]
	For the year ended
CHF million	31.12.09	31.12.08

Balance at the beginning of the year	7,381	6,381

Issuances		1,618

Redemptions	(7)

Foreign currency translation	(120)	(618)

Balance at the end of the year	7,254	7,381

1 Represents equity attributable to minority interests. Increases and offsetting decreases of equity attributable to minority interests due to dividends are excluded from this table.

Financial information

Notes

Notes (unaudited)

Note 1 Basis of accounting

UBS AG’s (“UBS”) consolidated financial information (Financial Information) is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). The interim Financial Information is unaudited. In preparing the interim Financial Information, the same accounting principles and methods of computation are applied as in the financial statements on 31 December 2008 and for the year then ended except for the changes set out below and in Note 1 of UBS’s first, second and third quarter 2009 interim financial statements.

This fourth quarter interim Financial Information should be read in conjunction with the audited financial statements included in UBS’s annual report 2008. It is not fully in accordance with IAS 34 Interim Financial Reporting, as it does not include a cash flow statement and certain explanatory notes, which will be included in the annual financial statements 2009 to be published on 17 March 2010. For fair value measurements applied at 31 December 2009, UBS provides complementary information in “Note 11 Fair value of financial instruments” and in the annual financial statements 2009 to be published on 17 March 2010.
In the opinion of management, all adjustments necessary for a fair presentation of the financial position and results of operations for the interim periods have been made.

IAS 1 (revised) Presentation of financial statements

Effective 1 January 2009, revised International Accounting Standard (IAS) 1 affects the presentation of both owner changes in equity and comprehensive income. UBS continues to present owner changes in equity in the “Statement of changes in equity”, but detailed information relating to non-owner changes in equity, such as foreign exchange translation, cash flow hedges and financial investments available-for-sale, is now presented in the “Statement of comprehensive income”.

When implementing these amendments, UBS also adjusted the format of its “Statement of changes in equity” and replaced the “Statement of recognized income and expense” with a “Statement of comprehensive income”. Preferred securities issued by consolidated trusts are reported as “Equity attributable to minority interests”, as they are equity instruments held by third parties. As securities issued by consolidated trusts comprise the largest part of UBS’s equity attributable to minority interests, UBS discloses movement information in a separate table.

IFRS 7 (revised) Financial instruments: disclosures

This standard was revised in March 2009 when the IASB published the amendment “Improving Disclosures about Financial Instruments”. Effective 1 January 2009, the amendment requires enhanced disclosures about fair value measurements and liquidity risk.

The enhanced fair value measurement disclosure requirements include: a fair value hierarchy (i.e. categorization of all financial instruments into levels 1, 2 and 3 based on the relevant definitions); significant transfers between level 1 and level 2; reconciliation of level 3 instruments at the beginning of the period to the ending balance (level 3 movement table); level 3 profit or loss for positions still held at balance sheet date; and sensitivity information for the total position of level 3 instruments and the basis for the calculation of such information.
The amended liquidity risk disclosure requirements largely confirm the previous rules for providing maturity information for non-derivative financial liabilities, but amend the rules for providing maturity information for derivative financial liabilities. UBS presents maturity analysis information for financial liabilities in its annual reports.

IFRS 8 Operating segments

IFRS 8 Operating segments is effective from 1 January 2009 onwards and replaces IAS 14 Segment Reporting. Under the requirements of the new standard, UBS’s external segment reporting is now based on the internal reporting to the Group Executive Board (or the “chief operating decision maker”), which makes decisions on the allocation of resources and assesses the performance of the reportable segments.

In accordance with the new UBS structure announced in February 2009, and following the guidance of IFRS 8, UBS is disclosing four reportable segments in 2009. These segments are the business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank. While the Corporate Center does not meet the requirements of an operating segment, it is also shown separately. Segment information from prior periods has been restated to conform to the requirements of this new standard and the interim financial reporting requirements.
As UBS’s reportable segment operations are mainly financial, the total interest income and expense for all reportable segments is presented on a net basis. Based on the

Notes

present arrangement of revenue-sharing agreements, the intersegment revenue for UBS is immaterial. From 2009 onwards, the segment assets are disclosed without the intercompany balances and this basis is in line with the internal reporting.
è	Refer to “Note 2 Segment reporting” in this section for more details about the basis on which the segment information is prepared and reconciled to the amounts presented in UBS’s income statement and balance sheet

IAS 24 Related party disclosures

In November 2009, the IASB amended IAS 24 Related party disclosures with latest possible effective date 1 January 2011. UBS will adopt the revised requirements early, in its annual financial statements 2009. The revised standard amends the definition of related parties, in particular the relationship between UBS and associated companies of UBS’s key management personnel or their close family members. Transactions between UBS and associated companies of UBS key management personnel over which UBS key management personnel does not have control or joint control are no longer considered related party transactions. Due to the application of the revised guidance, related party transactions disclosed in Note 32e of the annual financial statements 2008 will be significantly reduced.

IFRS 9 Financial instruments

In November 2009, the IASB issued IFRS 9 Financial instruments, which includes revised guidance on the classification and measurement of financial assets. The publication of IFRS 9 represents the completion of the first part of a multistage project to replace IAS 39 Financial instruments: recognition and measurement. Under the revised guidance, a financial asset is to be accounted for at amortized cost only if it is held within a business model whose objective is to hold assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Non-traded equity instruments maybe accounted for at fair value through equity, but the subsequent release of amounts booked directly to equity into the income statement is no longer permitted. All other financial assets are measured at fair value through profit or loss. UBS is currently assessing the impact of the new standard on its financial statements. It is likely that a number of financial assets currently accounted for at amortized cost will be accounted for at fair value through profit or loss under the new standard because a) their contractual cash flows do not comprise solely payments of principal and interest on the principal, and/or b) UBS does not hold the assets with the intention to collect cash flows they generate. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted. UBS did not adopt IFRS 9 for the year ended 31 December 2009.

Allocation of shared services costs in segment disclosures

From third quarter 2009 onwards, ITI and Group Offshoring costs managed by the Corporate Center are allocated to the direct cost lines personnel expenses, general and administrative expenses, and depreciation, in the respective business division income statements, based on appropriate internally determined allocation keys. In the Corporate Center income statement, costs allocated to the business divisions are deducted from the respective cost lines. In previous reports, these costs were presented as an expense on the line Services (to)/from other business divisions within each business division and an offsetting corresponding amount on that line in the Corporate Center. The new presentation format provides greater transparency by allocating shared service costs to direct cost lines in divisional income statements. Comparative periods have been adjusted.

Group results and business division performance before tax in previous periods were not impacted by this policy change.
For the comparative 12-month period in 2008, the following allocations were made:

Financial information

Corporate Center reallocations 2008
	Wealth	Wealth
	Management &	Management	Global Asset	Investment	Corporate
Impact on income statement lines (CHF million)	Swiss Bank	Americas	Management	Bank	Center

Personnel expenses	228	85	20	300	(633)

General and administrative expenses	328	121	28	431	(909)

Depreciation of property and equipment	163	60	15	216	(455)

Services (to)/from other business divisions	(719)	(267)	(62)	(949)	1,997

Unit-linked investment contracts

In fourth quarter 2009, UBS decided to present Wealth Management & Swiss Banking’s obligations under unit-linked investment contracts under Other liabilities in order to align the treatment with similar contracts issued by Global Asset Management. In the past, the respective obligations of Wealth Management & Swiss Banking have been reported under Due to customers. UBS has retrospectively applied this change in presentation.

The change in presentation resulted in the following effects on the balance sheet for 1 January 2008, 31 December 2008 and 30 September 2009: a decrease of Due to customers and a corresponding increase in amounts due under Other liabilities on the balance sheet (unit-linked investment contracts) of CHF 11,787 million, CHF 9,033 million and CHF 8,341 million, respectively. The change in presentation did not impact UBS’s total liabilities, income statements or earnings per share for these periods.

Notes

Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external customer revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth	Wealth
	Management	Management	Global Asset	Investment	Corporate
CHF million	& Swiss Bank	Americas	Management	Bank	Center	UBS

For the year ended 31 December 2009

Net interest income	4,533	800	2	2,339	(1,229)	6,446

Non-interest income	6,989	4,746	2,134	2,494	1,623	17,987

Income[1]	11,523	5,546	2,137	4,833	394	24,433

Credit loss (expense)/recovery	(133)	3	0	(1,698)	(5)	(1,832)

Total operating income	11,390	5,550	2,137	3,135	389	22,601

Personnel expenses	5,197	4,231	996	5,568	551	16,543

General and administrative expenses	2,017	1,017	387	2,628	199	6,248

Services (to)/from other business divisions	(90)	4	(74)	(147)	306	0

Depreciation of property and equipment	289	170	36	360	193	1,048

Impairment of goodwill	0	34	340	749	0	1,123

Amortization of intangible assets[2]	67	62	13	59	0	200

Total operating expenses	7,480	5,518	1,698	9,216	1,250	25,162

Performance from continuing operations before tax	3,910	32	438	(6,081)	(860)	(2,561)

Performance from discontinued operations before tax					(7)	(7)

Performance before tax	3,910	32	438	(6,081)	(867)	(2,569)

Tax expense on continuing operations						(443)

Tax expense on discontinued operations						0

Net profit						(2,125)

As of 31 December 2009

Total assets[3]	248,140	53,197	20,238	991,964	26,999	1,340,538

For the year ended 31 December 2008

Net interest income	5,424	938	(2)	2,007	(2,375)	5,992

Non-interest income	9,989	5,340	2,906	(23,808)	3,373	(2,200)

Income[1]	15,413	6,278	2,905	(21,800)	998	3,792

Credit loss (expense)/recovery	(392)	(29)	0	(2,575)	0	(2,996)

Total operating income	15,021	6,249	2,904	(24,375)	998	796

Personnel expenses	5,430	4,271	946	5,182	433	16,262

General and administrative expenses	3,295	2,558	462	3,830	353	10,498

Services (to)/from other business units	(73)	16	88	41	(73)	0

Depreciation of property and equipment	323	162	44	447	265	1,241

Impairment of goodwill	0	0	0	341	0	341

Amortization of intangible assets	33	65	33	83	0	213

Total operating expenses	9,008	7,072	1,572	9,925	979	28,555

Performance from continuing operations before tax	6,013	(823)	1,333	(34,300)	19	(27,758)

Performance from discontinued operations before tax					198	198

Performance before tax	6,013	(823)	1,333	(34,300)	217	(27,560)

Tax expense on continuing operations						(6,837)

Tax expense on discontinued operations						1

Net profit						(20,724)

As of 31 December 2008

Total assets[3]	251,487	39,039	24,640	1,680,257	19,392	2,014,815

1 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   2 Impairments of intangible assets amounted to CHF 57 million for the twelve months ended 31 December 2009 (Wealth Management & Swiss Bank CHF 56 million, Wealth Management Americas CHF 1 million), including the writedown of intangible assets in connection with actual and anticipated invested asset outflows in UBS (Bahamas) Ltd. of CHF 50 million.   3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Financial information

Note 3 Net interest and trading income

Accounting standards require separate disclosure of Net interest income and Net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. It is therefore more meaningful to analyze net interest and trading income according to the businesses that drive it. The second table below “Breakdown by businesses” provides information that corresponds to this view: Net income from trading businesses includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions; Net income from interest margin businesses comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas; Net income from treasury activities and other reflects all income from the Group’s centralized treasury function.

	For the quarter ended			% change from		Year ended
CHF million	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.08	31.12.08

Net interest and trading income

Net interest income	1,749	1,654	1,655	6	6	6,446	5,992

Net trading income	(62)	148	(9,132)		99	(324)	(25,820)

Total net interest and trading income	1,688	1,802	(7,477)	(6)		6,122	(19,828)

Breakdown by businesses

Net income from trading businesses[1]	1,025	204	(5,617)	402		382	(27,203)

Net income from interest margin businesses	1,229	1,201	1,540	2	(20)	5,053	6,160

Net income from treasury activities and other	(566)	398	(3,400)		83	687	1,214

Total net interest and trading income	1,688	1,802	(7,477)	(6)		6,122	(19,828)

[1] Includes lending activities of the Investment Bank.

Net interest income

Interest income

Interest earned on loans and advances	2,892	3,103	4,780	(7)	(39)	13,202	20,213

Interest earned on securities borrowed and reverse repurchase agreements	317	466	2,306	(32)	(86)	2,629	22,521

Interest and dividend income from trading portfolio	1,335	1,393	4,288	(4)	(69)	7,150	22,397

Interest income on financial assets designated at fair value	67	79	134	(15)	(50)	316	404

Interest and dividend income from financial investments available-for-sale	70	58	26	21	169	164	145

Total	4,681	5,100	11,534	(8)	(59)	23,461	65,679

Interest expense

Interest on amounts due to banks and customers	517	781	3,244	(34)	(84)	3,873	18,150

Interest on securities lent and repurchase agreements	263	384	1,523	(32)	(83)	2,179	16,123

Interest and dividend expense from trading portfolio	743	669	1,481	11	(50)	3,878	9,162

Interest on financial liabilities designated at fair value	585	694	1,613	(16)	(64)	2,855	7,298

Interest on debt issued	823	916	2,018	(10)	(59)	4,231	8,954

Total	2,932	3,445	9,879	(15)	(70)	17,016	59,687

Net interest income	1,749	1,654	1,655	6	6	6,446	5,992

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Notes

Note 3 Net interest and trading income (continued)

	For the quarter ended			% change from		Year ended
CHF million	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Net trading income[1]

Investment Bank equities	257	(7)	(1,418)			2,462	4,694

Investment Bank fixed income, currencies and commodities	(310)	(685)	(5,270)	55	94	(5,455)	(35,040)

Other business divisions	(9)	841	(2,444)		100	2,668	4,525

Net trading income	(62)	148	(9,132)		99	(324)	(25,820)

of which: net gains/(losses) from financial liabilities designated at fair value[2]	(1,379)	(4,988)	16,768	72		(6,741)	44,284

1 Refer to the table “Net interest and trading income” on the previous page for the “Net income from trading businesses” (for an explanation, read the corresponding introductory comment).  2 “Financial liabilities designated at fair value” are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in “Net trading income”. Refer to “Note 11 Fair value of financial instruments” for further information.

Significant impacts on net trading income

Net trading income in fourth quarter 2009 included a gain of CHF 0.2 billion from credit valuation adjustments for monoline credit protection (CHF 0.5 billion gain in third quarter 2009 and CHF 2.3 billion loss in fourth quarter 2008).

Fourth quarter 2009 net trading income also included gains of CHF 0.1 billion from the valuation of UBS’s option to acquire the SNB StabFund’s equity (CHF 0.2 billion gain in third quarter 2009 and CHF 5.2 billion total loss in fourth quarter 2008).

A CHF 0.3 billion loss in third quarter 2009 and CHF 0.7 billion gain in fourth quarter 2008 were recorded on the valuation of the embedded derivative component of the MCNs issued in December 2008 and converted in August 2009.
è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines

Note 4 Net fee and commission income
	For the quarter ended			% change from		Year ended
CHF million	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Equity underwriting fees	437	503	230	(13)	90	1,590	1,138

Debt underwriting fees	163	163	83	0	96	796	818

Total underwriting fees	600	666	313	(10)	92	2,386	1,957

M&A and corporate finance fees	241	203	353	19	(32)	881	1,662

Brokerage fees	1,377	1,597	1,789	(14)	(23)	6,217	8,209

Investment fund fees	1,013	979	1,166	3	(13)	4,000	5,583

Portfolio management and advisory fees	1,459	1,513	1,630	(4)	(10)	5,863	7,667

Insurance-related and other fees	73	81	4	(10)		264	317

Total securities trading and investment activity fees	4,762	5,040	5,255	(6)	(9)	19,611	25,394

Credit-related fees and commissions	102	74	70	38	46	339	273

Commission income from other services	228	233	233	(2)	(2)	878	1,010

Total fee and commission income	5,092	5,347	5,558	(5)	(8)	20,827	26,677

Brokerage fees paid	321	471	332	(32)	(3)	1,748	1,763

Other	333	346	442	(4)	(25)	1,368	1,984

Total fee and commission expense	654	817	774	(20)	(16)	3,116	3,748

Net fee and commission income	4,438	4,530	4,784	(2)	(7)	17,712	22,929

of which: net brokerage fees	1,056	1,126	1,458	(6)	(28)	4,469	6,445

Financial Information

Note 5 Other income
	For the quarter ended			% change from		Year ended
CHF million	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries[1]	60	(416)	(52)			96	(184)

Net gains from disposals of investments in associates	0	0	0			(1)	199

Share of net profits of associates	7	19	(27)	(63)		37	(6)

Total	67	(397)	(80)			133	9

Financial investments available-for-sale

Net gains from disposals	48	17	383	182	(87)	110	615

Impairment charges	(129)	(77)	(135)	(68)	4	(349)	(202)

Total	(81)	(60)	247	(35)		(239)	413

Net income from investments in property[2]	14	18	28	(22)	(50)	72	88

Net gains from investment properties[3]	(7)	1	(6)		(17)	(39)	0

Other	58	99	117	(41)	(50)	672	183

Total other income	52	(340)	306		(83)	599	692

1 Includes foreign exchange amounts reclassified from equity upon disposal or deconsolidation of subsidiaries. Third quarter 2009 includes a loss of CHF 498 million on sale of UBS Pactual.  2 Includes net rent received from third parties and net operating expenses.  3 Includes unrealized and realized gains from investment properties at fair value and foreclosed assets.

Note 6 Personnel expenses
	For the quarter ended			% change from		Year ended
CHF million	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Salaries and variable compensation	2,628	3,851	1,349	(32)	95	12,801	12,207

Contractors	56	59	102	(5)	(45)	275	423

Insurance and social security contributions	157	274	86	(43)	83	851	706

Contributions to retirement plans	237	228	208	4	14	941	926

Other personnel expenses	245	266	633	(8)	(61)	1,675	2,000

Total personnel expenses	3,323	4,678	2,378	(29)	40	16,543	16,262

Note 7 General and administrative expenses
	For the quarter ended			% change from		Year ended
CHF million	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Occupancy	328	353	397	(7)	(17)	1,420	1,516

Rent and maintenance of IT and other equipment	158	155	186	2	(15)	623	669

Telecommunications and postage	165	164	215	1	(23)	697	888

Administration	155	189	279	(18)	(44)	695	926

Marketing and public relations	51	44	94	16	(46)	225	408

Travel and entertainment	113	84	184	35	(39)	412	728

Professional fees	217	176	338	23	(36)	830	1,085

Outsourcing of IT and other services	203	190	267	7	(24)	836	1,029

Other	156	13	1,763		(91)	512	3,249

Total general and administrative expenses	1,547	1,367	3,723	13	(58)	6,248	10,498

Notes

Note 8 Earnings per share (EPS) and shares outstanding
	As of or for the quarter ended			% change from		Year ended
	31.12.09	30.9.09	31.12.08	3Q09	4Q08	31.12.09	31.12.08

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	1,205	(564)	(9,563)			(2,736)	(21,292)

from continuing operations	1,231	(564)	(9,582)			(2,719)	(21,442)

from discontinued operations	(26)	0	19			(17)	150

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	1,205	(564)	(9,563)			(2,736)	(21,292)

Less: (profit)/loss on equity derivative contracts	(11)	(3)	(6)	(267)	(83)	(5)	(28)

Net profit attributable to UBS shareholders for diluted EPS	1,194	(567)	(9,569)			(2,741)	(21,320)

from continuing operations	1,220	(567)	(9,588)			(2,724)	(21,470)

from discontinued operations	(26)	0	19			(17)	150

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,793,194,134	3,792,925,123	3,197,085,523	0	19	3,661,086,266	2,792,023,098

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding[1]	27,422,092	487,449	2,273,325			754,948	1,151,556

Weighted average shares outstanding for diluted EPS	3,820,616,226	3,793,412,572	3,199,358,848	1	19	3,661,841,214	2,793,174,654

Potential ordinary shares from unexercised employee shares and options not considered due to the anti-dilutive effect	0	23,579,883	27,338,524	(100)	(100)	20,166,373	27,909,964

Earnings per share (CHF)

Basic	0.32	(0.15)	(2.99)			(0.75)	(7.63)

from continuing operations	0.32	(0.15)	(3.00)			(0.74)	(7.68)

from discontinued operations	(0.01)	0.00	0.01			0.00	0.05

Diluted	0.31	(0.15)	(2.99)			(0.75)	(7.63)

from continuing operations	0.32	(0.15)	(3.00)			(0.74)	(7.69)

from discontinued operations	(0.01)	0.00	0.01			0.00	0.05

Shares outstanding

Ordinary shares issued	3,558,112,753	3,558,104,265	2,932,580,549	0	21

Treasury shares	37,553,872	37,167,166	61,903,121	1	(39)

Shares outstanding	3,520,558,881	3,520,937,099	2,870,677,428	0	23

Retrospective adjustments for capital increase[2]			23,252,487

Mandatory convertible notes and exchangeable shares[3]	273,264,461	273,300,413	605,547,748	0	(55)

Shares outstanding for EPS	3,793,823,342	3,794,237,512	3,499,477,663	0	8

1 Additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for the quarters ended 31 December 2009, 30 September 2009 and 31 December 2008 and for the years ended 31 December 2009 and 31 December 2008, but could potentially dilute earnings per share in the future.  2 Shares outstanding increased 0.81% due to the capital increase in June 2009.  3 31 December 2009, 30 September 2009 and 31 December 2008 include 272,651,005 shares for the mandatory convertible notes issued to two investors in March 2008. 31 December 2008 includes 332,225,913 shares for the mandatory convertible notes issued to the Swiss Confederation in December 2008. Remaining amounts related to exchangeable shares.

Financial Information

Note 9 Income taxes

UBS recognized a net income tax benefit in its income statement of CHF 480 million for fourth quarter 2009. This net benefit reflects a CHF 467 million increase in US tax loss deferred tax assets, and also a small increase in Swiss tax loss deferred tax assets, following updated forecast profit assumptions over the five-year horizon used for recognition purposes. In addition, it reflects tax expenses relating to operations in locations with taxable earnings, partially offset by income tax provision releases.

In addition, UBS recognized additional deferred tax assets directly in equity of CHF 203 million in relation to Swiss tax losses relating to items recognized directly in equity.

Note 10 Trading portfolio
CHF million	31.12.09	30.9.09	31.12.08

Trading portfolio assets

Debt instruments

Government and government agencies	82,129	101,372	115,696

Banks	15,024	21,645	23,175

Corporates and other	41,878	54,702	85,991

Total debt instruments	139,030	177,719	224,862

Equity instruments	76,364	68,966	77,258

Precious metals and other commodities	16,864	14,576	9,934	[1]

Total trading portfolio assets	232,258	261,262	312,054

Trading portfolio liabilities

Debt instruments

Government and government agencies	26,306	31,609	34,043

Banks	3,472	3,310	4,354

Corporates and other	5,447	6,302	10,945

Total debt instruments	35,226	41,221	49,342

Equity instruments	12,243	12,274	13,089

Total trading portfolio liabilities	47,469	53,496	62,431

1 Other commodities predominantly consist of energy.

Note 11 Fair value of financial instruments

Details about fair value measurements, including valuation techniques applied and inputs used on 31 December 2009, will be provided in the annual financial statements for 2009, which will be published on 17 March 2010.

a) Fair value hierarchy

Determination of fair values from quoted market prices or valuation techniques
	31.12.09				30.9.09
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Trading portfolio assets	110.9	65.5	11.6	188.0	121.6	78.5	10.9	211.0

Trading portfolio assets pledged as collateral	31.3	12.3	0.6	44.2	32.3	16.9	1.1	50.3

Positive replacement values	4.0	393.8	23.8	421.7	5.2	471.9	24.2	501.3

Financial assets designated at fair value	0.8	9.2	0.3	10.2	0.8	9.9	0.3	11.0

Financial investments available-for-sale	74.3	6.1	1.4	81.8	52.6	5.2	1.2	59.0

Total assets	221.4	487.0	37.6	745.9	212.5	582.4	37.6	832.5

Trading portfolio liabilities	33.5	13.6	0.4	47.5	38.2	15.1	0.2	53.5

Negative replacement values	3.7	389.2	17.0	409.9	4.9	461.4	21.0	487.3

Financial liabilities designated at fair value		102.4	10.3	112.7		104.9	7.9	112.9

Total liabilities	37.2	505.2	27.7	570.1	43.1	581.4	29.2	653.7

Notes

Note 11 Fair value of financial instruments (continued)

b) Valuation information

Counterparty credit risk in the valuation of OTC
derivative instruments and derivatives embedded in
traded debt instruments

In order to arrive at fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in over-the-counter (OTC) derivatives transactions and derivatives embedded in traded debt instruments. This amount represents the estimated (risk neutral) market value of protection required to hedge credit risk from counterparties in UBS’s OTC derivatives portfolio and derivatives embedded in traded debt instruments. CVA depends on expected future exposures, default probability and recovery rate. The calculation takes into account whether collateral or netting arrangements or break clauses are in place.

UBS’s own credit risk in the valuations of derivative
financial liabilities (negative replacement values)

The Group applies a methodology consistent with that used to calculate CVA. The calculation takes into account negative expected exposure profiles for the derivatives portfolio, collaterals, netting agreements, expected future mark-to-market movements and UBS’s credit default spreads to determine the UBS counterparty exposure from the perspective of holders of UBS debt. The debit valuation adjustments (DVA) so calculated represent the theoretical costs to counterparties of hedging their UBS credit exposure or the credit risk reserve that a counterparty could reasonably be expected to hold against their credit risk exposure to UBS, if they applied the same methodology as used to calculate UBS’s CVA.

UBS’s own credit risk in the valuations of financial
liabilities designated at fair value

The Group’s own credit changes are reflected in valuations for those financial liabilities designated at fair value, where the Group’s own credit risk would be considered by market participants. They are discounted for fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. Own credit changes are calculated based on a senior long-term debt curve (SDC) generated from observed external pricing for funding associated with new senior debt issued by the Group, or relevant secondary market transactions in senior long-term UBS debt. The senior debt curve is considered to be representative of the credit risk which reflects the premium (or discount) that market participants require to acquire UBS debt.
The own credit results for “Financial liabilities designated at fair value” (predominantly issued structured products) were as follows:

Own credit changes
	As of or for the period ended
CHF million	31.12.09 [1]	30.9.09	31.12.08

Total changes for the quarter ended	(24)	(1,436)	(1,616)

of which: credit spread only related	(544)	(1,339)	158

Total changes year-to-date	(2,023)	(1,999)	2,032

Total changes life-to-date	890	1,396	2,953

1 Includes the following impacts from valuation changes as of 1 October 2009: increase of “total own credit” of CHF 483 million on a quarter-to-date, year-to-date and life-to-date basis; loss of CHF 83 million on “own credit related to credit spread only changes”.

The for the quarter ended amounts represent the amounts by which the financial instruments designated at fair value have changed during the quarter. The year-to-date amount is the amount by which the financial instruments designated at fair value have changed during the year. The life-to-date amount reflects the amounts by which the fair value of financial liabilities designated at fair value has changed since inception. Included in these amounts is the quantification of changes in fair value attributable to changes in UBS’s credit spread during the periods. In addition, the total own credit changes include the credit effect of “volume changes”, i.e. the credit effect of period changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the value of referenced instruments issued by third parties or, in the case of the life-to-date amount, changes in foreign exchange rates.

Changes to the valuation of derivative financial instruments and financial instruments designated at fair value

In fourth quarter 2009, UBS reviewed its approach to calculate and book own credit of derivative liabilities and financial liabilities designated at fair value. The following paragraphs describe the impacts of the changes on UBS’s fourth quarter results and balance sheet as of the transition date 1 October 2009.
UBS’s net profit and net trading income have been reduced by CHF 6 million, made up of a charge of CHF 690 million to Corporate Center and a CHF 684 million credit to the Investment Bank, of which CHF 483 million related to own credit and CHF 201 million to the fixed income, currencies and commodities business. Financial liabilities designated at fair value decreased by CHF 431 million, financial assets designated at fair value increased by CHF 154 million, negative replacement values increased by CHF 565 million, and positive replacement values decreased by CHF 26 million.
A retrospective application of the portion of the valuation changes attributable to 2008 would have decreased the net loss of the Group for that year by CHF 143 million, reflecting a gain of CHF 365 million that would have been credited to Investment Bank and a loss of CHF 222 million that would have been charged to Corporate Center.

Financial Information

Note 12 Reclassification of financial assets

In 2008 and first quarter 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified from Trading portfolio as-

sets to Loans. No financial assets were reclassified in second, third or fourth quarters 2009. The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans
CHF billion	31.12.09	30.9.09	31.12.08

Carrying value	19.9	21.1	24.2

Fair value	19.0	20.1	20.8

Pro-forma fair value gain/(loss)	(0.9)	(1.0)	(3.4)

In fourth quarter 2009, carrying values decreased by CHF1.2 billion mainly due to sales of CHF 1.1 billion as well as redemptions of CHF 0.4 billion and, to a lesser extent, the appreciation of the Swiss franc against the US dollar (CHF 0.1 billion). The decrease was partially offset by the accretion of interest of CHF 0.3 billion from the amortization of the discount between carrying values and the expected recoverable amounts.

Fair values of reclassified financial assets decreased by

CHF 1.1 billion in fourth quarter 2009, which includes a fair value gain of CHF 0.5 billion offset by decreases of CHF 1.6 billion primarily related to sales of CHF 1.1 billion as well as redemptions of CHF 0.4 billion and the decline of the Swiss franc/US dollar exchange rate.

The table below provides notional values, fair values, and carrying values by product category, as well as the ratio of carrying value to notional value.

Reclassified assets
				Ratio of carrying to
31.12.09, CHF billion	Notional value	Fair value	Carrying value	notional value

US student loan and municipal auction rate securities	9.3	8.0	8.2	88%

Monoline protected assets[1]	7.5	6.1	6.5	86%

Leveraged finance	2.6	0.9	0.8	30%

CMBS/CRE (excluding interest-only strips)	2.0	1.5	1.6	82%

US reference linked notes	1.1	0.9	1.0	86%

Other assets	1.1	0.9	1.0	90%

Total (excluding CMBS interest-only strips)	23.6	18.2	19.0	80%

CMBS interest-only strips		0.8	0.9

Total reclassified assets	23.6	19.0	19.9

1 Includes CDOs (notional value of approximately CHF 0.45 billion; carrying value and fair value of approximately CHF 0.3 billion) which are no longer hedged by CDS with monoline insurers following the commutation of these CDS trades in prior periods.

Reclassified financial assets impacted UBS’s income statement as presented in the table below.

Contribution of the reclassified assets to the income statement
	For the quarter ended		Year ended
CHF billion	31.12.09	30.9.09	31.12.09

Net interest income	0.3	0.4	1.5

Credit loss (expense)/recovery	0.0	(0.2)	(1.0)

Other income	0.0	0.0	0.1

Impact on operating profit before tax	0.3	0.3	0.6

Notes

Note 13 Commitments

The table below shows the maximum committed amount of commitments.

		31.12.09			30.9.09			31.12.08

		Sub-			Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net	Gross	participations	Net

Credit guarantees and similar instruments	11,180	(222)	10,958	11,376	(267)	11,109	13,124	(344)	12,780

Performance guarantees and similar instruments	3,484	(582)	2,902	3,275	(348)	2,927	3,596	(446)	3,150

Documentary credits	2,406	(289)	2,117	2,210	(244)	1,966	2,979	(415)	2,564

Total commitments	17,070	(1,092)	15,977	16,861	(859)	16,002	19,699	(1,205)	18,494

Undrawn irrevocable credit facilities	59,328	(1,793)	57,534	57,649	(1,785)	55,864	60,316	(1,920)	58,396

Note 14 Changes in organization

Sale of 56 branches in Wealth Management Americas

As disclosed in UBS’s second quarter 2009 report, UBS entered into an agreement to sell 56 branches in Wealth Management Americas to Stifel, Nicolaus & Company, Incorporated. The sale was completed in four separate closings in the second half of 2009. In fourth quarter 2009, the final 15 branches were sold, resulting in no material impact on UBS’s income statement.

Restructuring

In 2009, UBS incurred restructuring charges of CHF 791 million, including CHF 491 million in Personnel expenses, mainly for severance payments, CHF 256 million in General and administrative expenses, primarily for real-estate related costs, and CHF 45 million of depreciation and impairment losses on property and equipment. These restructuring charges were incurred for the most part in second quarter 2009 with restructuring charges of CHF 582 million, comprising CHF 320 million in Personnel expenses, CHF 230 million in General and administrative expenses and CHF 32 million of depreciation and impairment losses on property and equipment.

Sale of UBS’s India Service Centre

On 30 December 2009, UBS completed the sale of its India Service Centre (ISC) to Cognizant Technology Solutions for a sale consideration of USD 82 million, which was paid in cash at closing.

The net impact of the transaction on UBS’s profit before tax was a gain of CHF 36 million in fourth quarter 2009, recognized in Other income. In addition the ISC contributed a pre-tax profit of CHF 4 million for fourth quarter 2009.

Sale of investment in New York office building
(Post-balance sheet event)

In January 2010, UBS closed the sale of its investments in several associated entities owning office space in New York. A significant portion of the office space is leased by UBS until 2018. The sales price is USD 180 million with a resulting gain on sale of approximately USD 173 million which will be recognized in 2010.

Note 15 Provisions
CHF million	31.12.09		30.9.09		31.12.08

Operational risks including litigation	1,110		1,131		1,688

Other[1]	1,201	[2]	1,393	[2]	1,039

Total	2,311		2,524		2,727

1 Excludes contingent claims and pensions.  2 Includes a provision for restructuring costs of CHF 488 million on 31 December 2009 and CHF 662 million on 30 September 2009.

Financial information

Note 16 Litigation

The UBS Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated.

Certain potentially significant legal proceedings as of 31 December 2009 are described below:
a)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the US Securities and Exchange Commission (SEC) seeking information relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. Both investigations are ongoing, and UBS is cooperating. In addition, various state Attorneys General have issued subpoenas seeking similar information. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities.
b)	Auction Rate Securities: UBS was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities (ARSs) to clients, and to UBS’s role and participation in ARS auctions and underwriting of ARSs. UBS was also named in several putative class actions and individual civil suits and arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. On 8 August 2008, UBS entered into settlements in principle with the SEC, the New York Attorney General (NYAG) and other state agencies represented by the North American Securities Administrators Association (NASAA), whereby UBS agreed to offer to buy back ARSs from eligible customers within certain time periods, the last of which begins on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS subsequently finalized its settlement with the State of
Massachusetts, the SEC and the NYAG, and is continuing to finalize agreements with the other state regulators. UBS’s settlement is largely in line with similar industry regulatory settlements. The NYAG and SEC continue to investigate individuals affiliated with UBS who traded in ARSs or who had responsibility for disclosures.
c)	US Cross-Border: UBS AG has been the subject of a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. On 18 February 2009, UBS AG announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice Tax Division (DOJ) and the United States Attorney’s Office for the Southern District of Florida, and a Consent Order with the SEC relating to these investigations. As part of the settlement agreements UBS agreed to, among other things, (i) pay a total of USD 780 million to the United States, (ii) complete the exit of the US cross-border business out of non-SEC registered entities, as announced in July 2008, and (iii) implement and maintain an effective program of internal controls with respect to compliance with its obligations under the Qualified Intermediary (QI) Agreement with the US Internal Revenue Service (IRS), as well as a revised legal and compliance governance structure in order to strengthen independent legal and compliance controls. In addition, pursuant to an order issued by the Swiss Financial Market Supervisory Authority (FINMA), information was transferred to the DOJ regarding accounts of certain US clients as set forth in the DPA who, based on evidence available to UBS, appeared to have committed tax fraud or the like within the meaning of the 1996 Swiss-US Double Taxation Treaty (Swiss-US Treaty). Pursuant to the DPA, the DOJ agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the SEC resolution, the SEC filed a Complaint against UBS in US Federal District Court in Washington, D.C., charging UBS with acting as an unregistered broker-dealer and investment advisor in connection with maintaining its US cross-border business. Pursuant to the Consent Order, UBS did not admit or deny the allegations in the Complaint, and consented to the entry of a final judgment that provides, among other things, that: (i) UBS will pay USD 200 million to the SEC (this amount is included in, and not in addition to, the

Notes

Note 16 Litigation (continued)

USD 780 million UBS is paying to the United States as described above); and (ii) UBS will complete its exit of the US cross-border business and will be permanently enjoined from violating the SEC registration requirements by providing broker-dealer or investment advisory services to US persons through UBS entities not registered with the SEC. The District Court in Washington, D.C., entered the final judgment on 19 March 2009.

Also on 18 February 2009, FINMA published the results of an investigation conducted by the Swiss Federal Banking Commission (SFBC). The SFBC concluded, among other things, that UBS violated the requirements for proper business conduct under Swiss banking law and issued an order barring UBS from providing services to US resident private clients out of non-SEC registered entities. Further, the SFBC ordered UBS to enhance its control framework around its cross-border businesses, and announced that the effectiveness of such framework would be audited.

The agreements with the DOJ and SEC did not resolve the “John Doe” summons which the IRS served on UBS in July 2008. In this regard, on 19 February 2009, the Civil Tax Division of the DOJ filed a civil petition for enforcement of this summons in the US Federal District Court for the Southern District of Florida, through which it sought an order directing UBS to produce information located in Switzerland regarding US clients who have maintained accounts with UBS in Switzerland without providing a Form W-9.

On 19 August 2009, UBS executed a settlement agreement with the IRS and the DOJ, to resolve the “John Doe” summons litigation (UBS-US Settlement Agreement). At the same time, the United States and Switzerland entered into a separate but related agreement (Swiss-US Agreement). Among other things, these agreements provide that: (i) UBS and the IRS would promptly file a stipulation dismissing the “John Doe” summons enforcement action then pending in federal court in Miami, which occurred the same day; (ii) the IRS would submit a request for information regarding accounts of US clients maintained at UBS in Switzerland, on the basis that such clients appear to have committed tax fraud or the like within the meaning of the existing Swiss-US Treaty, to the Swiss Federal Tax Administration (SFTA), which it did on 31 August 2009; (iii) UBS would send a notice to US accountholders that appear to be within the scope of the treaty request and produce to the SFTA information on the corresponding accounts both in accordance with a specified schedule, which UBS has done in compliance with an order issued by the SFTA on 1 September 2009;

and (iv) UBS and the IRS agree to amend UBS’s QI Agreement and applicable QI audit guidance. The IRS will, upon execution of the amended QI Agreement and adoption of amended QI guidance, withdraw the previously disclosed QI Notice of Default dated 15 May 2008 served on UBS and thereby resolve all issues relating to the alleged breaches thereof. The UBS-US Settlement Agreement does not call for any monetary payment by UBS.

Because UBS has complied with all of its obligations set forth in the UBS-US Settlement Agreement required to be completed by 31 December 2009, the IRS has withdrawn the summons with prejudice as to all accounts not covered by the treaty request.

Subject to UBS’s compliance with its further notification and information processing obligations set forth in the UBS-US Settlement Agreement, the IRS will withdraw the “John Doe” summons with prejudice as to the remaining accounts – i.e. those subject to the treaty request – no later than 24 August 2010 upon the actual or anticipated delivery to the IRS of information relating to accounts covered by the treaty request that does not differ significantly from the expected results. Alternatively, the summons will be withdrawn with prejudice as to the remaining accounts if at any time on or after 1 January 2010 the IRS has received information from any source relating to at least 10,000 accounts of US persons maintained at UBS in Switzerland.

On 21 January 2010, the Swiss Federal Administrative Court ruled that the SFTA did not have a proper legal basis to grant the IRS request for information with respect to accounts of US persons who had failed to report substantial amounts of income over an extended period, but had not engaged in fraudulent activity within the meaning of Swiss law. The decision does not invalidate the UBS-US Settlement Agreement or the Swiss-US Agreement and it does not affect the treaty request to the extent it is directed at accounts in relation to which such fraudulent activity occurred. On 27 January 2010, the Federal Council announced that it will consult with the U.S. Government about measures to ensure the further implementation of the Swiss-US Settlement Agreement, and that it will request that the U.S. Government disclose the number of UBS clients that applied to the Voluntary Disclosure Practice.

UBS continues, as in the past, to fulfill all of its obligations under the Settlements, including, among other things, the exit of the US cross-border business out of non-SEC registered entities and the providing of relevant account information to the SFTA under the treaty process.

d)	Inquiries Regarding Non-US Cross-Border Businesses: Following the disclosure of the US cross-border matter and

Financial information

Note 16 Litigation (continued)

the settlements with the DOJ and the SEC, tax and regulatory authorities in a number of countries have requested information relating to the cross-border wealth management services provided by UBS and other financial institutions. In particular, the revenue services of Canada, the UK and Australia have served requests upon, or made inquiries of, UBS and other Swiss and non-Swiss financial institutions providing cross-border wealth management services for information relating to such services that is located in their respective jurisdictions. UBS is cooperating with these requests strictly within the limits of financial privacy obligations under Swiss and other applicable laws. It is premature to speculate on the outcome of any such inquiries.
e)	Matters Related to the Credit Crisis: UBS is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitrations and disputes, related to the credit crisis and in particular mortgage-related securities and other structured transactions and derivatives. These matters concern, among other things, UBS’s valuations, accounting classifications, disclosures, writedowns, and contractual obligations, as well as its role as underwriter in securities offerings for other issuers. In particular, UBS has communicated with and has responded to inquiries by FINMA, its home country consolidated regulator, as well as the SEC, the Financial Industry Regulatory Authority and the United States Attorney’s Office for the Eastern District of New York, regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of mortgage-related instruments, compliance with public disclosure rules, and the business rationales for the launching and the reintegration of Dillon Read Capital Management. FINMA concluded its investigation in October 2008.
f)	Claims Related to UBS Disclosure: A putative consolidated class action has been filed against UBS and a number of current and former directors and senior officers in the Southern District of New York alleging securities fraud in connection with the firm’s disclosures relating to its losses in the subprime mortgage markets, its losses and positions in auction rate securities, and its US cross-border business. Defendants have moved to dismiss the complaint for lack of jurisdiction and for failure to state a claim. UBS and a number of senior officers and directors have also been sued in a putative consolidated class action brought on behalf of holders of UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. UBS has moved to dismiss the ERISA complaint for failure to state a claim.
g)	Madoff: In relation to the Madoff investment fraud, UBS, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third party funds established under Luxembourg law substantially all assets of which were with Bernard L. Madoff Investment Securities LLC (BMIS), as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. On 25 February 2009, the CSSF issued a communiqué with respect to the larger of the two funds, stating that UBS (Luxembourg) SA had failed to comply with its due diligence responsibilities as custodian bank. The CSSF ordered UBS (Luxembourg) SA to review its infrastructure and procedures relating to its supervisory obligations as custodian bank, but did not order it to compensate investors. On 25 May 2009, UBS (Luxembourg) SA submitted a comprehensive final report to the CSSF, which resulted in the CSSF publishing a new communiqué saying that UBS (Luxembourg) SA has provided evidence demonstrating that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. In addition, on 17 December 2009, a claim in the amount of EUR 828 million was filed on behalf of the larger of the two Luxembourg funds by the liquidators of that fund against 14 defendants, including UBS entities and individuals, Access Management Luxembourg SA, Ernst & Young and the CSSF. A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. Further, certain clients of UBS Sauerborn (the KeyClient segment of UBS Deutschland AG) are exposed to Madoff-managed positions through third party-funds and funds administered by UBS Sauerborn.
h)	City of Milan Transactions: In January 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City of Milan between 2005 and 2007. The claim is to recover alleged damages in an amount which will compensate for terms of the related

Notes

Note 16 Litigation (continued)

derivatives which the City claims to be objectionable. In the alternative, the City seeks to recover alleged hidden profits alleged to have been made by the banks in the amount of EUR 88 million (of which UBS Limited is alleged to have received EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the banks on a joint and several basis. UBS is vigorously defending the claim. In addition, a criminal investigation by a Prosecutor in Milan has been ongoing in relation to the same transactions. In November 2009, the Prosecutor filed a request for committal to trial of two current UBS employees and one former UBS employee, together with employees from other banking institutions. The request alleges that the banks’ employees engaged in criminal conduct in order to allow the banks to earn allegedly concealed profits on the June 2005 bond issue and related derivative transactions. The Prosecutor also requested committal to trial of UBS Limited and the other banks in relation to the administrative charge of failing to have in place a business organization model to prevent crime. Preliminary court hearings are taking place in late January and February 2010.

Note 17 Goodwill impairment

Introduction

As at 31 December 2009, the following four segments carried goodwill: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank. For the purpose of testing goodwill for impairment, UBS considers each of these segments as a separate cash-generating unit, and determines the recoverable amount of a segment on the basis of value in use. On the basis of the impairment-testing methodology described below, UBS concluded that the goodwill allocated to all its segments remains recoverable.

Methodology

The recoverable amount is determined using a proprietary model based on discounted cash flows, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next five years, discounted to their present values. During the fourth quarter, the discount rates used to calculate the present values were slightly reduced to reflect the improved capital basis and the realized de-risking of the balance sheet. The annual financial statements 2009, which will be published on 17 March 2010, will include details about the discount rates applied. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the forecast of fifth-year profit, the cost of equity and the long-term growth rate. The recoverable amount of a segment is the sum of discounted earnings available to shareholders from the first five years and the terminal value.

The carrying amount for each segment is determined by a roll-forward of historic carrying amounts based on the equity attributed to UBS shareholders, as full balance sheets are not available for the segments. For each segment the beginning-of-the-period balance of equity is rolled forward by accounting for the items that affect a segment’s carrying amount, e.g. allocation of transactions with shareholders at Group level, to arrive at the end-of-the-period balance.

Investment Bank/Wealth Management Americas

On 31 December 2009, the reassessment of the goodwill of the Investment Bank and Wealth Management Americas continued to be a key focus. Goodwill allocated to the Investment Bank and Wealth Management Americas amounted to CHF 3.3 billion and CHF 3.7 billion as of 31 December 2009, unchanged from 30 September 2009.

In its review of the goodwill balances as at the end of fourth quarter 2009, UBS considered the performance outlook of its Investment Bank and Wealth Management Americas business divisions and the underlying business operations to resolve whether the recoverable amount for this unit covers its carrying amount, based on the methodology described above. On this basis, UBS concluded that goodwill allocated to the Investment Bank and Wealth Management Americas remained recoverable on 31 December 2009. The conclusion was reached based on the updated forecast results and the underlying assumption that the economic environment will gradually improve over the next three years and reach an average growth level thereafter. However, if the conditions in the financial markets and banking industry further deteriorate and turn out to be worse than anticipated in UBS’s performance forecasts, the goodwill carried in the Investment Bank and Wealth Management Americas business divisions might need to be impaired in future quarters.
Recognition of any impairment of goodwill would reduce IFRS equity attributable to UBS shareholders and net profit but it would not impact the cash flows, BIS tier 1 capital, BIS total capital, and capital ratios of the UBS Group, as goodwill is required to be deducted from capital under the Basel II capital framework.

Financial information

Note 18 Currency translation rates

The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As of			For the quarter ended			Year ended
	31.12.09	30.9.09	31.12.08	31.12.09	30.9.09	31.12.08	31.12.09	31.12.08

1 USD	1.04	1.04	1.07	1.02	1.06	1.15	1.08	1.06

1 EUR	1.48	1.52	1.49	1.50	1.52	1.50	1.51	1.58

1 GBP	1.67	1.66	1.56	1.67	1.80	1.73	1.70	1.96

100 JPY	1.11	1.16	1.17	1.14	1.14	1.19	1.16	0.98

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) the consequences of the recent Swiss court decision relating to the provision of certain UBS client data to the US Internal Revenue Service, including possible effects on UBS’s 2009 settlements with US authorities and on its businesses; (5) the outcome and possible consequences of pending or future actions or inquiries concerning UBS’s cross-border banking business by tax or regulatory authorities in various other jurisdictions; (6) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (7) UBS’s ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (8) possible political, legal and regulatory developments, including the effect of more stringent capital and liquidity requirements, constraints on remuneration and the imposition of additional legal or regulatory constraints on UBS’s activities; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) changes in the size, capabilities and effectiveness of UBS’s competitors; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (13) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s restated Annual Report on Form 20-F/A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

Imprint | Publisher: UBS AG, P.O. Box, CH-8098 Zurich, Switzerland; P.O. Box, CH-4002 Basel, Switzerland | www.ubs.com | Language: English | SAP-No. 80834E-1001

© UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Oswald J. Grübel
	Name:	Oswald J. Grübel
	Title	Group Chief Executive Officer

By:	/s/ John Cryan
	Name:	John Cryan
	Title	Group Chief Financial Officer

Date: February 9, 2010